TSX: KGI

ANNUAL INFORMATION FORM

For the Stub Year Period ended December 31, 2015

95 Wellington Street West
Suite 1430
Toronto, Ontario
M5J 2N7
www.klgold.com

March 10, 2016

GLOSSARY OF TERMS

Certain terms used in this Annual Information Form are defined as follows:

Term	Definition
6% Debentures

Means the convertible unsecured subordinated debentures of the Company issued on July 19, 2012 pursuant to a private placement financing for gross proceeds of $57.5 million. The 6% Debentures mature on June 30, 2017 unless earlier redeemed (permitted after June 30, 2014) and bear 6% interest, accruing, calculated and payable semi-annually in arrears on June 30 and December 31 of each year. The 6% Debentures are convertible at the holder’s option into Common Shares at any time prior to the close of business on the earlier of the business day immediately preceding their maturity and the business day immediately preceding the date fixed for redemption of the 6% Debentures, at a conversion price of $15.00 per Common Share, being a ratio of 66.6667 Common Shares per $1,000 principal amount of 6% Debentures. The 6% Debentures are listed on the TSX for trading under the stock symbol KGI.DB.

7.5% Debentures

Means the convertible unsecured subordinated debentures of the Company issued on November 7, 2012 pursuant to a private placement financing for gross proceeds of $69.0 million. The 7.5% Debentures mature on December 31, 2017, unless earlier redeemed (permitted after December 31, 2015) and bear 7.5% interest, accruing, calculated and payable semi-annually in arrears on June 30 and December 31 of each year. The 7.5% Debentures are convertible at the holder’s option into Common Shares at any time prior to the close of business on the earlier of the business day immediately preceding their maturity and the business day immediately preceding the date fixed for redemption of the 7.5% Debentures, at a conversion price of $13.70 per Common Share, being a ratio of 72.9927 common shares per $1,000 principle amount of 7.5% Debentures. The 7% Debentures are listed on the TSX for trading under the stock symbol KGI.DB.A.

advance royalty	A form of royalty where the payment is made before the commencement of commercial production and which forms a credit against future royalty payments once commercial production begins.
alkalic	Containing one of sodium or potassium.
alkali-feldspar	Potassic or sodium feldspar.
alluvial	Relatively recent deposits of sedimentary material laid down in river beds, flood plains, lakes, or at the base of mountain slopes.
Archaean	An era in geologic time about 3.8 billion to 2.5 billion years ago during which the Earth’s crust solidified.
Arrangement	Means the arrangement involving the Company and St Andrew Goldfields Ltd. under the provisions of the OBCA, on the terms and conditions set forth in the Plan of Arrangement.
Arrangement Agreement	Means the arrangement agreement dated November 16, 2015 entered into between the Company and St Andrew Goldfields Ltd. with respect to the Arrangement.
augite	A mineral consisting of calcium magnesium iron aluminium silicate.
batholith

A large mass of igneous rock extending to great depth with its upper portion dome- like in shape. It has crystallized below surface, but may be exposed as a result of erosion of the overlying rock. Smaller masses of igneous rocks are known as bosses or plugs.

break	A mineralized fault.

Term	Definition
breccia	Rock consisting of angular fragments in a matrix of finer-grained cementing material.
bullion	A refined metal, such as gold or silver.
Canadian Shield

A region of Precambrian (greater than 600 million years old) rock covering central, eastern and northern Canada and extending south into Minnesota and Wisconsin. Large areas of the Canadian Shield have been exposed by the erosion of younger rocks overlaying the Precambrian rock.

cataclasis	Crushing of rocks.
collar	1) The timbering or concrete around the mouth of a shaft. 2) The top of a drill hole.
Common Share	A common share of the Company, as presently constituted.
conglomerate	A sedimentary rock consisting of rounded, water-worn pebbles or boulders cemented into a solid mass.
crosscut	A horizontal opening driven from a shaft and at right angles to the strike of a vein or rock formation.
cut (and uncut)

Assays are ‘cut’ or reduced to a lower, more consistent value to avoid such higher grade assays skewing the average and producing inconsistent results. Assays that are ‘uncut’ include such higher grade assays.

cyanidation	A milling process, using hydrogen cyanide, to extract gold from the host rock.
diabase	A common basic igneous rock usually occurring in dykes or sills.
diamond drill(ing)

A rotary type of rock drill in which the cutting is done by abrasion rather than percussion. The cutting bit is set with diamonds and is attached to the end of long hollow rods through which water or other fluid is pumped to the cutting face as a lubricant. The drill cuts a core of rock that is recovered in long cylindrical sections, two centimetres or more in diameter.

doré	The final saleable product of a gold mine, usually a bar consisting of gold and silver, prior to refining into bullion.
drift	A horizontal underground opening that follows along the length of a vein or rock formation as opposed to a crosscut which crosses the rock formation.
dyke	A long and relatively thin body of igneous rock that, while in the molten state, intruded a fissure in older rocks.
fault

A break in the Earth’s crust caused by tectonic forces which have moved the rock on one side with respect to the other. Faults may extend many kilometres, or be only a few centimetres in length. Similarly, the movement or displacement along the fault may vary widely.

feldspar	A group of rock-forming minerals.
felsic	The term used to describe light-coloured rocks containing feldspar, feldpathoid and silica.
fluvial	Sedimentary material found in river beds.
FNV	Means Franco-Nevada Corporation
FNV Royalty

Means the 2.5% net smelter return royalty agreement dated October 31, 2013 entered into between the Company and FNV, for proceeds of US$50.0 million. The FNV Royalty is payable quarterly to FNV on production from the Company’s properties. The Company has the option to buy back 1% of the NSR on or before October 31, 2016, for US$36.0 million less the royalty proceeds attributable to the buyback portion of the NSR that has been paid to FNV prior to the date of the buy back.

Term	Definition
footwall	The wall or rock on the underside of a vein or ore structure.
fracture	A break in the rock, the opening of which affords the opportunity for entry of mineral- bearing solutions. A ‘cross fracture’ is a minor break extending at more-or-less right angles to the direction of the principal fractures.
free-milling [gold]	Gold is ‘free-milling’ if it can be extracted from ore such that cyanidation can extract approximately 95% of the gold when the ore is ground to size 80% passing 45 microns, without prohibitively high reagent consumption. The highest level of free- milling ore is that from which the gold can be separated by a gravity process.
fuchsite	Mica with a characteristic (emerald) green colour arising from the presence of chrome or vanadium.
gangue	Worthless minerals in an ore deposit.
geotechnical	Using geology and geological engineering.
gneiss	A coarsely crystalline metamorphic rock that looks like granite except that the light and dark minerals are segregated into thin layers or lenses.
granite	A course-grained (intrusive) igneous rock consisting of quartz, feldspar and mica.
granitoid	Rocks which are in the family of granites.
g/t	Gold concentration, gram per tonne of rock
greenstone	Volcanic rocks forming ‘belts’ within intrusive or sedimentary rocks and which are the source of many metal deposits.
hangingwall	The wall or rock on the upper side of a vein or ore deposit.
hectare	A square of 100 metres on each side.
igneous	A type of rock which has been formed from magna, a molten substance from the earth’s core.
intrusive	A body of igneous rock formed by the consolidation of magma intruded into other rocks, in contrast to lavas, which are extruded upon the surface.
komatiitic	A volcanic rock containing a high concentration of magnesium and generally a low concentration of silica.
lithofacies	An association of several sedimentary rocks laid down during a common geologic time period.
lithological	The nature and composition of rocks.
mafic	Igneous rocks composed mostly of dark iron and magnesium rich minerals.
massive	Solid (without fractures) wide (thick) rock unit.
metamorphic	A type of rock which, through heat and pressure, has been changed from igneous or sedimentary rock.
meta-sedimentary	Metamorphosed sedimentary rocks.
meta-volcanic	Metamorphosed volcanic rocks.
mill	1) A plant in which ore is treated for the recovery of valuable metals, or the concentration of valuable minerals into a smaller volume for shipment to a smelter or refinery.
2) A piece of milling equipment consisting of a revolving drum, for the fine-grinding of ores as a preparation for treatment.

Term	Definition
Mine Complex	The Macassa, Lake Shore, Wright-Hargreaves, Teck-Hughes and Kirkland Minerals Properties and their respective, formerly producing, underground gold mines.
mineralization	The concentration of metals and their chemical compounds within a body of rock.
molybdenite	Molybdenum sulphide (MoS2); which is the main ore in which molybdenum is found; often found in granitic rocks
MNDM	Ministry of Northern Development and Mines of the government of the province of Ontario.
modal	The most frequent value of a set of data.
muck	Ore or rock that has been broken by blasting.
net smelter royalty or NSR

A type of royalty based on a percentage of the proceeds, net of smelting, refining and transportation costs and penalties, from the sale of metals extracted from concentrate and doré by the smelter or refinery.

NI 43-101	National Instrument 43-101 Standards of Disclosure for Mineral Projects of the Canadian Securities Administrators.
non-refractory	Ore that has high melting point and is resistant to milling treatment. Such ore is commonly associated with sulphides.
OBCA	Means the Business Corporations Act (Ontario).
opt	Gold concentration, ounce per ton of rock
ore	A mixture of minerals and gangue from which at least one metal can be extracted at a profit.
ortho-gneisses	Gneisses (rocks) which have metamorphosed from granites.
orthoclase	Feldspar-potassic.
para-gneisses	Schists (rocks) which have metamorphosed from sedimentary rocks.
paste

Tailings used for back-filling the underground voids in a mine to provide stable support of the mine and overburden (during mining and after closure of the mine) and eliminate or reduce above-ground tailings storage.

pillowed	Volcanic rocks that have formed from the bulbous cooling of magma when cooled quickly in water.
Plan of Arrangement	Means the plan of arrangement between the Company and St Andrew Goldfields completed on January 26, 2016.
placer	An alluvial deposit of sand and gravel containing valuable metals such as gold, tin, etc.
plagioclase	Feldspar which has had calcium and aluminium substituted for sodium and silica.
plugs	A common name for a small offshoot from a larger batholith.
plunge	The vertical angle an ore body makes between the horizontal plane and the direction along which it extends, longitudinally to depth.
pluton	Body of rock exposed after solidification at great depth.

Term	Definition
polyphase	Having multiple phases.
porphyry	Any igneous rock in which relatively large, conspicuous crystals (called phenocrysts) are set in a fine-grained groundmass.
proto-continent	The earliest crust forming event in the Earth’s geological history and which is a predecessor to the current continent.
quartz	A mineral whose composition is silicon dioxide. A crystalline form of silica.
raise	A vertical or inclined underground working that has been excavated from the bottom upward.
reserve

NI 43-101 defines a ‘mineral reserve’ as the economically mineable part of a Measured or Indicated Mineral Resource demonstrated by at least a comprehensive study of the viability of a mineral project that has advanced to a stage where the mining method, in the case of underground mining, or the pit configuration, in the case of an open pit, has been established, and where an effective method of mineral processing has been determined. This study must include a financial analysis based on reasonable assumptions of technical, engineering, operating, and economic factors and evaluation of other relevant factors which are sufficient for a person qualified under such instrument, acting reasonably, to determine if all or part of the Mineral Resource may be classified as a Mineral Reserve. This study must include adequate information on mining, processing, metallurgical, economic and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified. A Mineral Reserve includes diluting materials and allowances for losses that may occur when the material is mined.

Mineral Reserves are sub-divided in order of increasing confidence into Probable Mineral Reserves and Proven Mineral Reserves. A Probable Mineral Reserve has a lower level of confidence than a Proven Mineral Reserve.

(1) Probable Mineral Reserve. A ‘Probable Mineral Reserve’ is the economically mineable part of an Indicated, and in some circumstances a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction can be justified.

(2) Proven Mineral Reserve. A ‘Proven Mineral Reserve’ is the economically mineable part of a Measured Mineral Resource demonstrated by at least a Preliminary Feasibility Study. This Study must include adequate information on mining, processing, metallurgical, economic, and other relevant factors that demonstrate, at the time of reporting, that economic extraction is justified.

resource

NI 43-101 defines a ‘Mineral Resource’ as a concentration or occurrence of natural, solid, inorganic or fossilized organic material in or on the Earth’s crust in such form and quantity and of such a grade or quality that it has reasonable prospects for economic extraction. The location, quantity, grade, geological characteristics and continuity of a mineral resource are known, estimated or interpreted from specific geological evidence and knowledge.

Mineral Resources are sub-divided, in order of increasing geological confidence, into Inferred, Indicated and Measured categories. An Inferred Mineral Resource has a lower level of confidence than that applied to an Indicated Mineral Resource. An Indicated Mineral Resource has a higher level of confidence than an Inferred Mineral Resource but has a lower level of confidence than a Measured Mineral Resource.

(1) Inferred Mineral Resource. An ‘Inferred Mineral Resource’ is that part of a Mineral Resource for which quantity and grade or quality can be estimated on the basis of geological evidence and limited sampling and reasonably assumed, but not verified, geological and grade continuity. The estimate is based on limited information and sampling gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes.

Term	Definition

(2) Indicated Mineral Resource. An ‘Indicated Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape and physical characteristics can be estimated with a level of confidence sufficient to allow the appropriate application of technical and economic parameters, to support mine planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough for geological and grade continuity to be reasonably assumed.

(3) Measured Mineral Resource. A ‘Measured Mineral Resource’ is that part of a Mineral Resource for which quantity, grade or quality, densities, shape, physical characteristics are so well established that they can be estimated with confidence sufficient to allow the appropriate application of technical and economic parameters, to support production planning and evaluation of the economic viability of the deposit. The estimate is based on detailed and reliable exploration, sampling and testing information gathered through appropriate techniques from locations such as outcrops, trenches, pits, workings and drill holes that are spaced closely enough to confirm both geological and grade continuity.

As used herein, “resources” do not include reserves.
royalty	An amount of money paid at regular intervals, or based on production, by the lessee or operator of an exploration or mining property to the current or former owner of the mineral interests. Generally based on a certain amount per ton or a percentage of the total production or profits.
SEDAR	The System for Electronic Document Analysis and Retrieval of the Canadian Securities Administrators.
sedimentary	A type of rock which has been created by the deposition of solids from a liquid.
shaft	A vertical or inclined excavation in rock for the purpose of providing access to an ore body. Usually equipped with a hoist at the top, which lowers and raises a conveyance for handling workers and materials.
shear	The deformation of rocks by lateral movement along innumerable parallel planes, generally resulting from pressure and producing such metamorphic structures as cleavage and schistosity.
shoot	A concentration of mineral values. That part of a vein or zone carrying values of ore grade.
sill	An intrusive sheet of igneous rock of roughly uniform thickness, generally extending over considerable lateral extent, that has been forced between the bedding planes of existing rock.
SMC	The South Mine Complex, a mineralized zone located south of the historically mined area of the Macassa Mine.
splay	An offshoot of a fault. A split from a major fault.
St Andrew Goldfields	Means St Andrew Goldfields Ltd., a company incorporated pursuant to the laws of the Province of Ontario, acquired by the Company pursuant to the Plan of Arrangement.
stope	An excavation in a mine from which ore is being or has been extracted.

Term	Definition
strike	The direction, or bearing, from true north of a vein or rock formation measured on a horizontal surface.
structural	Pertaining to geologic structure.
subprovince	A part of a shield (such as the Canadian Shield) subdivided by common geologic time and rock types. In the Canadian Shield some of the major subprovinces are: Abitibi, Opatica and Pontiac.
Stub Year	Means the eight month transitional fiscal year of the Company from May 1, 2015 to December 31, 2015.
syenite	An intrusive igneous rock composed chiefly of orthoclase.
synclinorium	A syncline (rocks folded in a ‘U’ shape) related area.
tailings	Material rejected from a mill after most of the recoverable valuable minerals have been extracted.
telluride	A mineral associated with gold that contains tellurium.
tholeiitic	Volcanic rock with higher silica and lower sodium, potassium and magnesium content relative to alkaline magma types of volcanic rocks and considered to be related to each other by crystal fractionation processes (such as basalt or andesite containing augites or pigeonite).
tonalitic	Intrusive igneous rock with plagioclase feldspar, hornblende (an amphibole mineral), biotite (a platy magnesium-iron mica common in igneous rock) and greater than 10% quartz.
tpd	Production rate measured in tons per day
trondjhemite	A sodic, siliceous rock containing feldspar and quartz.
TSX	Toronto Stock Exchange
TSX-V	TSX Venture Exchange
tuff	A rock formed of compacted volcanic fragments.
turbidite	Submarine landslides along a continental slope containing large masses of sediment.
ultramafic	Igneous rock which are very high in mafic minerals, that is, containing virtually no quartz or feldspar and composed essentially of iron-magnesium silicates and metallic oxides.
uncomformably	Not having the same direction of stratification due to the erosion or folding over of younger rocks.
unconformity	A surface of erosion that separates younger rocks from older rocks.
uncut (and cut)	See ‘cut (and uncut)’.
unknown ore	Ore encountered during mining that has not been defined through drilling and which is mined before being included in reserves and resources. Due to the erratic nature of the mineralization at most narrow vein gold mines, and the difficulties of defining ore zones in this environment, a significant fraction of ore mined in any period can be unknown ore. Unknown ore often must be mined when encountered to maintain the most efficient and stable mining sequence, and is normally, but not necessarily, lower grade than ore that which has been included in the reserves and resources.
vein	An occurrence of ore with an irregular development in length, width and depth usually from an intrusion of igneous rock.

Term	Definition
volcanics	Volcanically formed rocks.
winze	An internal shaft.

GENERAL

NAME

All references in this Annual Information Form (“AIF”) to the “Company” and “Kirkland Lake Gold”) mean Kirkland Lake Gold Inc.

REPORTING CURRENCY

All dollar amounts are expressed in Canadian dollars unless otherwise stated.

REPORTING PERIOD AND FINANCIAL STATEMENTS

As announced on May 19, 2015, the Company changed its current fiscal year end from April 30 to December 31 in order to better align the Company’s reporting periods to that of other industry participants in the mineral resources section.

Accordingly, the new fiscal year end of the Company is December 31, 2015. All information referenced in this AIF is as of that date unless otherwise stated.

This AIF should be read in conjunction with the Company’s audited financial statements and management’s discussion and analysis (“MD&A”) for the Stub Year ended December 31, 2015. The financial statements and MD&A are available under the Company’s profile on SEDAR (www.sedar.com) and on the Company’s website (www.klgold.com).

FORWARD LOOKING STATEMENTS

This Annual Information Form contains statements which constitute ”forward-looking statements”, including statements regarding the plans, intentions, beliefs and current expectations of the Company with respect to the future business activities and operating performance of the Company. The words “may”, “would”, “could”, “should”, “will”, “intend”, “plan”, “anticipate”, “believe”, “estimate”, “expect” and similar expressions, as they relate to the

Company, are intended to identify such forward-looking statements. Forward-looking statements used in this AIF include, but may not be limited to, statements regarding the Company’s development and production estimates; and the commencement of a regional exploration program and the results and timing thereof. Investors are cautioned that forward-looking statements are based on the opinions, assumptions and estimates of management considered reasonable at the date the statements are made such as, without limitation, opinion, assumptions and estimates of management regarding the Company’s business, its ability to decrease its production costs by focussing on quality tons and grade and other operational improvement initiatives to further reduce costs and generate positive cash flow. Such opinions, assumptions and estimates, are inherently subject to a variety of risks and uncertainties and other known and unknown factors that could cause actual events or results to differ materially from those projected in the forward-looking statements. These factors include the Company's expectations in connection with the projects and exploration programs being met, the impact of general business and economic conditions, global liquidity and credit availability on the timing of cash flows and the values of assets and liabilities based on projected future conditions, fluctuating gold prices, currency exchange rates (in particular the Canadian dollar versus the United States Dollar), possible variations in ore grade or recovery rates, changes in accounting policies, changes in the Company's corporate mineral resources, changes in project parameters as plans continue to be refined, changes in project development, construction, production and commissioning time frames, the possibility of project cost overruns or unanticipated costs and expenses, higher prices for fuel, power, labour and other consumables contributing to higher costs and general risks of the mining industry, failure of plant, equipment or processes to operate as anticipated, unexpected changes in mine life, seasonality and unanticipated weather changes, costs and timing of the development of new deposits, success of exploration activities, permitting time lines, government regulation of mining operations, environmental risks, unanticipated reclamation expenses, title disputes or claims, and limitations on insurance, as well as those risk factors discussed or referred to in the Company's annual MD&A as filed with the securities regulatory authorities in certain provinces of Canada and available at www.sedar.com. Should one or more of these risks or uncertainties materialize, or should assumptions underlying the forward-looking statements prove incorrect, actual results may vary materially from those described herein as intended, planned, anticipated, believed, estimated or expected. Although the Company has attempted to identify important risks, uncertainties and factors which could cause actual results to differ materially, there may be others that cause results not to be as anticipated, estimated or intended. The Company does not intend, and does not assume any obligation, to update these forward-looking statements except as otherwise required by applicable law.

CORPORATE STRUCTURE

NAME, ADDRESS AND INCORPORATION

The Company was originally incorporated under the Company Act (British Columbia) (now called the Business Corporations Act) on June 29, 1983 and continued under the Canada Business Corporations Act on July 27, 1988, changing from a provincially to a Canadian federally incorporated company, at which time the authorized capital was changed to an unlimited number of Common Shares.

The Company changed its name from ‘Foxpoint Resources Ltd.’ to ‘Kirkland Lake Gold Inc.’ on October 25, 2002 to reflect the nature and location of the Company’s business.

Subsequent to the Stub Year ended December 31, 2015, the Company completed the acquisition of St Andrew Goldfields pursuant to the Plan of Arrangement. As a result, St Andrew Goldfields is now a wholly-owned subsidiary of the Company incorporated under the laws of the Province of Ontario.

COMPANY OFFICES

As of the date of this AIF, the Company’s head and registered office is located at 95 Wellington Street W., Suite 1430, Toronto, Ontario, M5J 2N7.

GENERAL DEVELOPMENT OF THE COMPANY’S BUSINESS

NATURE OF THE COMPANY’S BUSINESS

The Company is a gold producer; which as at the Stub Year 2015 operated mining operations (mining and milling) from the Macassa Mine Complex (which includes the historic Macassa property and the South Mine Complex “SMC”). The Company also conducted exploration on its contiguous land package.

The properties located in the Kirkland Lake gold camp, including the Macassa Mine Complex, are located near the town of Kirkland Lake, Ontario and consist of five contiguous gold properties known as the Macassa, Lake Shore, Wright-Hargreaves, Teck-Hughes and Kirkland Minerals properties and their respective, formerly producing, underground gold mines (such five properties, and mines collectively the ”Kirkland Lake Complex”).

Subsequent to the end of the Stub Year period ended December 31, 2015, the Company completed the acquisition of St Andrew Goldfields pursuant to the Plan of Arrangement. Under the terms of the Arrangement, the Company acquired all of the issued and outstanding common shares of St Andrew Goldfields in consideration of 0.0906 of one common share of the Company for each St Andrew Goldfields common share held. Following the receipt of necessary shareholder, regulatory and court approvals, the Arrangement was completed on January 26, 2016. In connection with the closing of the Arrangement, the Company issued 33,367,488 common shares of Kirkland Lake Gold to the former shareholders of St Andrew Goldfields and acquired the St Andrew Goldfields mineral properties including the Holt, Holloway and Taylor mines, collectively referred to as the “East Timmins Assets”.

MAP OF KIRKLAND LAKE LAND POSITION (PRIOR TO COMPLETION OF ARRANGEMENT)

KIRKLAND LAKE COMPLEX AND PROPERTY WIDE TARGETS

Prior to the acquisition of St Andrew Goldfields by the Company, the five gold properties comprising the Kirkland Lake properties, had been developed and operated independently. All five mining properties were closed or were inactive at the time they were acquired by the Company. All of the underground mines were abandoned and flooded.

Following rehabilitation of the No. 3 shaft on the former Macassa property, mine dewatering and extensive refurbishment, a very successful exploration program was carried out over a multi-year period. A new discovery was made, the SMC, which now contributes approximately 75% of all ore production.

While previous exploration efforts were focussed substantially on the areas in, or around the former Macassa property, the Company now intends to explore eastwards along strike to test for new discoveries along the other four contiguous mine properties within the Kirkland Lake Complex.

THREE YEAR HISTORY

Fiscal 2014 (May 1, 2013 – April 30, 2014)

Corporate Matters

The Company announced a number of executive management changes including the resignation of the Chief Executive Officer and the Chief Operating Officer, resulting in the appointment of Mr. George Ogilvie, P. Eng., as Chief Executive Officer on November 18, 2013.

On January 6, 2014, the Company announced it had entered into a strategic review process to explore potential alternatives including the potential sale of the Company. The strategic review concluded on March 31, 2014, as no transactions materialized.

Production and Exploration

In Fiscal 2014, the Company processed 385,837 tons at a head grade of 0.33 opt (11.3 g/t) with a recovery rate of 95.0% to produce 122,309 ounces of gold.

During Fiscal 2014, development work by the Company included:

•	Completion of upgrades to No. 3 Shaft providing a hoisting capacity of 3,200 tons per day of ore and waste combined.
•	Completion of the South Mine Complex ramp construction including the installation of ore passes, rock breaker station and battery bay charging stations.
•

Completion of the loading pocket upgrade at the 51 Level, the main production hoist upgrade and the milling expansion to 2,200 tons per day. By fiscal year end the new primary ball mill had been wet commissioned.

•	During the year the Company achieved a production rate of 1,057 tpd and increased the available production areas to more than 80.

Exploration during the year focused on continued expansion of the SMC onto the HM and South Claims, infill drilling to bring measured and indicated resources into the proven and probable reserve category and follow-up drilling on a near surface target (see NI 43-101 Reserves and Resources Estimate as at December 31, 2013, filed on SEDAR at www.sedar.com, or on the Company’s website at www.klgold.com).

Fiscal 2015 (May 1, 2014 – April 30, 2015)

Corporate Matters

On May 27, 2014, the Company appointed Mr. Chris Stewart, P.Eng., as Vice President Operations. At the Company’s Annual Meeting held on October, 22 2014, three of the former Directors did not stand for re-election and three new Directors were elected: Mr. Barry Cooper (a former analyst with Canadian Imperial Bank of Commerce), Mr. Barry Olson (former Sr. VP of Projects with Goldcorp Inc.), and Mr. Jeffrey Parr (the current CFO with Centerra Gold).

On February 20, 2015, the Company appointed Mr. Eric Sprott as Chairman of the Board, and Mr. Harry Dobson resigned his position.

Production and Exploration

In Fiscal 2015, the Company processed 369,976 tons at a head grade of 0.43 opt (14.7 g/t) with a recovery rate of 96.0% to produce 153,957 ounces of gold.

During Fiscal 2015, development by the Company of the Mine Complex and Mill included:

•	Continuation of the main haulage ramp down to the 5400L of the SMC deposit and subsequent development of 4 new stopes on 5400L.
•	Work continues on the 5400L truck chute load out area which will service 5400L when it is completed later in Fiscal 2016.
•	During the year the Company achieved a production rate of 1,022 tpd.

Exploration during the year focused on continued expansion of the SMC onto the HM and South Claims, as well as underground drilling that encountered mineralization above the 3400 Level on the ’04 Break. Surface exploration focused on continued drilling on the near surface target and the deep regional exploration program was initiated prior to year-end.

The updated NI 43-101 Reserves and Resources Estimate (as at December 31, 2014), highlighted property wide reserves of 2,595,000 tons at an average grade of 0.56 opt or 19.2g/t, for 1,463,000 ounces of proven and probable reserves. Resources included 4,202,000 tons at an average grade of 0.49 opt (16.8 g/t), for 2,047,000 ounces of measured and indicated resources, plus 2,114,000 tons at an average grade of 0.56 opt (19.2 g/t), of inferred resources for 1,177,000 ounces

Financial Transactions

In July 2014, the Company completed a private placement financing pursuant to which 1,795,000 flow-through Common Shares were issued at a subscription price of $3.90 per share for total gross proceeds of $7,500,499.50.

On February 10, 2015, the Company completed a $35 million public bought deal financing (the “Offering”), by way of a short form prospectus, pursuant to which 6,900,000 Common Shares of the Company were issued at a price of $4.35 for gross proceeds of approximately $30 million and an over-allotment option was exercised resulting in an additional 1,035,000 Common Shares of the Company being issued for total gross proceeds of approximately $35 million. The net proceeds of the Offering will be used for general corporate purposes and working capital.

On April 3, 2015, the Company launched a Normal Course Issuer Bid (“NCIB”) through the facilities of the TSX to purchase up to $5,750,000 of the 6% Debentures, and up to $6,900,000 of the 7.5% Debentures. Purchases of the 6% Debentures and 7.5% Debentures pursuant to the NCIB may be made through the facilities of the TSX during the period from April 3, 2015 to April 2, 2016, or such earlier time as the NCIB is completed or terminated at the option of the Company. The Company will pay the market price at the time of acquisition for any securities purchased through the facilities of the TSX. All securities purchased by the Company under the NCIB will be cancelled. On April 9, 2015, the Company repurchased 50,000 units of the 7.5% Debentures at a price of $96.50 per unit.

Stub Year 2015 (May 1, 2015 – December 31, 2015)

Corporate Matters

On May 19, 2015, the Company announced it would be changing its fiscal year end from April 30 to December 31.

On July 31, 2015, the Company’s common shares ceased trading on the AIM Market of the London Stock Exchange plc.

On October 5, 2015, the Company announced the appointment of Mr. Perry Ing as the Company’s Chief Financial Officer effective November 2, 2015. Mr. Ing replaced Mr. John Thomson, the Company’s former Chief Financial Officer and a director of the Company. Mr. Thomson resigned as a director of the Company effective October 22, 2015 and resigned as an officer of the Company effective November 2, 2015.

On October 22, 2015, shareholders of the Company approved, among other matters, a new incentive plan of the Company (the “New Incentive Plan”). The aggregate number of Common Shares reserved for issuance under the New Incentive Plan and all other share compensation arrangements of the Company will not exceed 7% of the issued and outstanding common shares of the Company on a fixed basis, being 5,641,763 Common Shares, including previously granted options under the previous incentive plan of the Company. Further, the Company implemented a compensation policy pursuant to which the aggregate number of common Shares issued to independent directors together under the New Incentive Plan, together with any shares issued pursuant to any other security based compensation arrangement shall not exceed 1% of the total number of outstanding common shares of the Company on a non-diluted basis and the award value of all awards (together with the award value of all other rights granted under any other security based compensation arrangement) to the eligible director shall not exceed $100,000 per year per eligible director. In addition, the Company restricted any future issuance of stock options to employees and executive directors only and noted that no stock options will be issuable to independent directors.

On November 16, 2015, the Company entered into the Arrangement Agreement with St Andrew Goldfields, pursuant to which the Company agreed to acquire all of the issued and outstanding common shares of St Andrew Goldfields in consideration of 0.0906 of one Common Share for each St Andrew Goldfields common share held, subject to the receipt of various shareholder, regulatory and court approvals.

Production and Exploration

During the Stub Year 2015, the Company processed 248,824 tons at a head grade of 0.42 opt (14.4 g/t) with a recovery rate of 97.1% to produce 102,597 ounces of gold.

During the Stub Year 2015, development by the Company of the Mine Complex and Mill included:

•	Completion of the main ramp to the 5600 level and continued development of the 5400 and the 5600 level.
•	Continued ramp development towards the 5700 level.
•	During the Stub Year 2015, the Company achieved a production rate of 1,016 tpd.

Exploration during the year focused on continued expansion of the SMC further to the east on the HM and South Claims areas of the land position.

As well, the Company commenced a surface drilling program to test for mineralization on the north side of the Amalgamated Break and the possible extension of the SMC across a previously untested trend of approximately 1,500 metres in strike length. The first two phases of this regional exploration program were completed during the stub year and 9 of the 11 holes intersected gold mineralization. This drilling has defined a deep mineralized horizon approximately 1,830 metres below surface that now has a strike length of roughly 500 metres.

Financial Transactions

On May 26, 2015, the Company announced the exercise of its right to buy-out a 0.5% NSR royalty for $250,000 on its HM Claim. The royalty is part of a larger 1% NSR royalty which was held by two private parties, of which 0.5% was purchased in April 2015 for $250,000.

Current Financial Year ended December 31, 2016 (January 1, 2016 to present)

Corporate Matters

On January 26, 2016, following the receipt of the necessary shareholder, regulatory and court approvals, the Company completed the Arrangement with St Andrew Goldfields and issued 33,367,488 Common Shares of Kirkland Lake Gold to the former shareholders of St Andrew Goldfields. As a result of the completion of the Arrangement, St Andrew Goldfields became a wholly-owned Ontario subsidiary of the Company.

SIGNIFICANT ACQUISITIONS

Subsequent to the year ended December 31, 2015, the Company completed the Arrangement with St Andrew Goldfields. As a result, the Company filed a Business Acquisition Report in accordance with Part 8 of National Instrument 51-102 on the SEDAR profile of the Company on February 5, 2016.

DESCRIPTION OF THE COMPANY’S BUSINESS

PRINCIPAL MARKETS

Since commencing production at its mining and milling facilities, the Company has received its revenue from, and it anticipates its markets will continue to be, the North American gold bullion markets.

DISTRIBUTION METHODS

The Company markets the gold bullion produced (in the form of doré) from its operation through direct sales to gold bullion industry participants, including multinational specialty chemical and precious metals company Asahi Holdings Inc., of Japan, Canadian Imperial Bank of Commerce, Hong Kong and Shanghai Banking Company Holdings plc (HSBC) Bank Canada and Auramet Trading LLC.

PURCHASERS

All of the Company’s gold sales are to arm’s length parties.

PRODUCTION AND SERVICES

Mining methods used by the Company vary from long-hole and conventional mechanized cut-and-fill mining to conventional captive cut-and-fill mining, and other equally labour intensive mining methods. The Company’s long-term projections are for the mining to be carried out on the basis of approximately 5% long-hole, 70% conventional mechanized cut-and-fill, 15% conventional cut-and-fill and 10% development, although these percentages vary as circumstances warrant.

SPECIALIZED SKILL AND KNOWLEDGE

Many aspects of the Company’s business require specialized skills and knowledge, including but not limited to areas of geology, mining, engineering, milling and production, mechanical, electrical, and pipefitting installation and repair. Personnel with the requisite skills and knowledge are readily available to the Company to meet its current needs in the current labour market, with the exception of skilled conventional miners. (see “Risk Factors - Labour Difficulties”, below)

COMPETITIVE CONDITIONS

Competition in the mineral exploration and production industry can be significant at times. The Company competes with other mining companies, many of which have greater financial resources and technical facilities, for the acquisition and development of, and production from, mineral concessions, claims, leases and other interests, as well as for the recruitment and retention of qualified employees and consultants.

RAW MATERIALS (COMPONENTS)

The Company uses critical components such as water, sand and electrical power – all of which are readily available.

BUSINESS CYCLE & SEASONALITY

The Company’s business is not cyclical or seasonal.

ECONOMIC DEPENDENCE

The Company’s business is not substantially dependent on any single commercial contract or group of contracts either from suppliers or contractors. However, the Company is increasingly more reliant on the battery supplier for its electric powered underground equipment.

RENEGOTIATION OR TERMINATION OF CONTRACTS

It is not expected that the Company’s business will be materially affected in the current financial year by the renegotiation or termination of any contracts or sub-contracts.

ENVIRONMENTAL PROTECTION

All phases of the Company’s operations are subject to environmental regulation in the jurisdiction in which it operates.

Environmental legislation is evolving in a manner which requires stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. While manageable, the Company expects this evolution (which affects most North American gold mining companies) could result in increased capital costs and decreased production and revenue to the Company in the future, which could adversely affect the Company’s earnings and competitive position.

In accordance with the Company’s mine closure plan filed with the Ministry of Northern Development and Mines (“MNDM”), the Company has posted a letter of credit to secure the costs of rehabilitating its current operation and three of the other former producing mines and the properties surrounding the mines (see ‘Mineral Projects – Reclamation Bonds and Permits’). The Company is liable for the full costs of such rehabilitation and, if such rehabilitation costs exceed the amount of the letter of credit, would be obligated to fund the excess from its cash on hand.

The Company believes it is in material compliance with all applicable environmental legislation and regulations affecting its operations.

EMPLOYEES

As of December 31, 2015, the Company had 180 salaried employees (including four officers), 738 hourly employees, 4 contract employees (including one officer), and 2 part-time employees. With the exception of five, all employees work at the Company’s site operations in Kirkland Lake, Ontario.

The Company’s workforce is not unionized.

SOCIAL AND ENVIRONMENTAL POLICIES

The Company has implemented various social and sustainability policies that are fundamental to its operations, including policies regarding its relationship with the community in which it does business, environmental policies, policies which govern the manner in which the Company conducts its business with all of its stakeholders, consistent with the provincial Human Rights code of Ontario.

As one of the leading employers in the town of Kirkland Lake, the Company engages in a variety of civic oriented activities reflecting its social activism, including:

•	Sponsoring local hockey teams, the Hockey North Heritage Centre, Army Cadets, Air Cadets, and the Kirkland Lake Chamber of Commerce and various community events
•	Providing the services of a full time nurse practitioner for our employees and their immediate families which in turn takes pressure off of the local health care system
•	Providing co-operative and apprentice opportunities to university and college students in various disciplines
•	Hiring from the local area for all entry level positions
•	Participating in Kirkland Festivals Committee annual events to help provide arts and entertainment opportunities for employees and residents of Kirkland Lake.

The Company has also implemented an overall HSEC Policy (Occupational Health, Safety, Environment and Community Policy), which outlines: its commitment to the safety of its employees, contractors and stakeholders; operating within a sound environmental program; and engaging with relevant stakeholders in the community in which it operates.

Subsequent to the Stub Year ended December 31, 2015, the Company presented the Kirkland & District Hospital Foundation located in Kirkland Lake Ontario with a donation in the amount of $29,000 to assess the development of the hospital’s Intensive Care Unit and the Diagnostic Imaging Centre.

RISK FACTORS

The Company faces a number of financial, operational and business risks and uncertainties. The occurrence of any of these risks could have a materially adverse impact on the Company’s operations and financial condition and the value of its securities. Certain material risks specific to the Company’s business and its industry are summarized below. Additional risks and uncertainties not currently known to the Company, or that are currently not considered material, may also impair the Company’s operations.

Single-Asset Operation

During the year ended December 31, 2015, the Company’s only producing mineral property was the Mine Complex. Any adverse development affecting the Mine Complex, its future potential for production or operations could have a material adverse impact on the Company. The Company’s production, profitability and financial performance would be affected.

Commodity Prices

Gold prices fluctuate widely and are affected by various factors beyond the Company’s control, including but not limited to: the sale or purchase of metals by various central banks and financial institutions, inflation or deflation, fluctuation in the value of the United States dollar, and global political and economic conditions. Declines in the prices of gold may adversely affect the Company’s development and mining activities, Common Share price, financial results, life-of-mine plans and viability of mining projects. Although the Company believes that the fundamentals of supply and demand will remain stable in the future and participants in various sectors will continue to support the gold price despite uncertainties in the global economy, there is no guarantee that the gold price will not materially decrease. For the year ended April 30, 2015, the Company did not utilize any hedging programs to mitigate the effect of commodity price movement

Fluctuating Foreign Currency Exchange Rates

The Company sells the gold it produces, raises its equity and maintains its accounts in Canadian dollars. Because the world gold market is principally priced in United States dollars, a substantial increase in the value of the Canadian dollar would adversely affect the Company’s revenue and net income.

The Company’s gold sales or contracts are denominated in both Canadian and US dollars. As at December 31, 2015, the Company held forward contracts to sell US dollars in order to protect against the risk of an increase in the value of the Canadian dollar versus the US dollar (refer to the MD&A).

Acquisition of St Andrew Goldfields

While the Company anticipates that completion of the Arrangement will strengthen the position of the Company and create opportunities to realize certain benefits, there can be no assurance, however, that the anticipated benefits of the Arrangement will materialize. It is possible that both known and unknown risks and uncertainties will arise and become material to such an extent that some or all of the anticipated benefits will never materialize.

Availability and Costs of Infrastructure, Energy and Other Commodities

Mining, processing, capital development projects and exploration activities depend on adequate infrastructure. Reliable access to energy and power sources and water supply are important factors that affect capital and operating costs. If the Company does not have timely access to adequate infrastructure, there is no assurance that it will be able to start or continue exploiting and development projects, complete them on timely basis or at all, that the ultimate operations will achieve the anticipated production volume, or that construction costs and operating costs will not be higher than before.

The profitability of the Company’s business is also affected by the market prices and availability of commodities and resources which are consumed or otherwise used in connection with the Company’s operations and development projects such as diesel fuel, electricity, finished steel, tires, steel, chemicals and reagents. Prices of such commodities and resources are also subject to volatile price movements, which can be material and can occur over short periods of time due to factors beyond the Company’s control.

If there is a significant and sustained increase in the cost of certain commodities, the Company may decide that it is not economically feasible to continue all of the Company’s commercial production and development activities and this could have an adverse effect on profitability. Higher worldwide demand for critical resources like input commodities, drilling equipment, mobile mining equipment, tires and skilled labour could affect the Company’s ability to acquire them and lead to delays in delivery and unanticipated cost increases, which could have an effect on the Company’s operating costs, capital expenditures and production schedules.

Further, the Company relies on certain key third-party suppliers and contractors for services, equipment, raw materials used in, and the provision of services necessary for, the development, construction and continuing operation of its assets. As a result, the Company’s activities at its Kirkland Lake mine-site are subject to a number of risks some of which are outside its control, including negotiating agreements with suppliers and contractors on acceptable terms, the inability to replace a supplier or a contractor and its equipment, raw materials or services in the event that either party terminates the agreement, interruption of operations or increased costs in the event that a supplier or contractor ceases its business due to insolvency or other unforeseen event and failure of a supplier or contractor to perform under its agreement with the Company. The occurrences of one or more of these events could have a material effect on the business, results of operations and financial condition of the Company.

Uncertainty of Production Estimates

Future estimates of gold production for the Company’s operation as a whole are derived from a mining plan and these estimates are subject to change. There is no assurance the production estimates will be achieved and failure to achieve production estimates could have a materially adverse effect on the Company’s future cash flow, results of operations and financial condition. These plans are based on, among other things, mining experience, reserve estimates, assumptions regarding ground conditions and physical characteristics of ores and estimated rates and costs of production. Actual ore production may vary from estimates for a variety of reasons, including risks and hazards of the types discussed above for the reasons set forth below:

•	Unplanned mining dilution
•	Actual ore mined varying from estimates in grade, tonnage, metallurgical and other characteristics
•	Mining labour shortages
•	Cave-ins or stope failures
•	Equipment failures
•	Unplanned interruptions of power or changes in power costs
•	Industrial accidents
•	Natural phenomena such as severe inclement weather, floods and flooding, fires, blizzards, droughts, rock slides and earthquakes
•	Encountering unusual or unexpected ground conditions
•	Shortages of principal supplies needed for operation, including fuels, tires, and spare parts
•	Restrictions imposed by governmental agencies
•	Environmental incidents
•	Permitting or licensing issues

Such occurrences could result in damage to mineral properties, interruptions in production, money losses and legal liabilities and could cause a mineral property that has been mined profitably in the past to become unprofitable.

Any decrease in production or change to the timing of production or the prices realized for gold sales, will directly affect the amount and timing of the cash flow from operations. A production shortfall or any of these other factors would change the timing of the Company’s projected cash flow and its ability to use the cash to fund capital expenditures.

There is Uncertainty of the Nature and Amount of the Company’s Gold Resources and Reserves

Mineral reserves and mineral resources are estimates of the size and grade of deposits based on limited sampling and on certain assumptions and parameters. No assurance can be given that the estimates will be accurate, that the anticipated tonnages and grades will be achieved or that the indicated level of the recovery of gold will be realized or mined or processed profitably.

The proven and probable mineral reserve figures in this AIF are estimates and may need to be revised based on various factors such as

•	Actual production experience
•	Fluctuations in the market price of gold
•	Results of drilling or metallurgical testing
•	Production costs
•	Recovery rates

The cut off grades for the mineral reserves and resources are based on the Company’s assumptions about plant recovery, gold value, mining dilution and recovery, and its estimates for operating and capital costs, which are based on historical production figures. The Company may have to recalculate its estimated mineral reserve and resources based on actual production or the results of exploration.

There are uncertainties inherent in estimating proven and probable mineral reserves and measured, indicated, and inferred resources, including many factors beyond the Company’s control. Estimating reserves and resources is a subjective process. Accuracy depends on the quantity and quality of available data and assumptions and judgements used in engineering and geological interpretation, which may be unreliable. It is inherently impossible to have full knowledge of particular geologic structures, faults, voids, intrusions, natural variations in and within rock types and other occurrences. Failure to identify such occurrences in the Company’s assessment of mineral reserves and resources may have a materially adverse effect on future cash flow, results of operations and financial condition.

The Company adjusts its mineral reserves and resources annually by the amount of gold extracted in the previous year, by the addition and reductions resulting from new geologic information and interpretation, actual mining experience and from changes in operating costs and metal prices. Furthermore, the historical gold production from the Company’s mining properties is no assurance that they will contain deposits of gold greater than those currently estimated to exist by the Company. If such estimates prove to be materially overstated, that would have a materially adverse effect on the Company’s business and results of operations as the Company would be unable to maintain its mining operations for the length of time presently contemplated.

Financing Risk

The ability of the Company to arrange additional financing in the future will depend, in part, on the prevailing debt and equity market conditions, the price of gold, the performance of the Company and other factors outlined herein. There can be no assurance that additional capital or other types of financing will be available if needed or that, if available, the terms of such financing will be favourable to the Company.

If the Company raises additional funds through the sale of equity securities or securities convertible into equity securities, shareholders may have their equity interest in the Company diluted.

In addition, failure to comply with covenants under the Company’s current or future debt agreements or to make scheduled payments of the principal of, or to pay interest on, its indebtedness or to make scheduled payments under hedging arrangements would likely result in an event of default under the debt agreements and would allow the lenders to accelerate the debt under these agreements, which may affect the Company’s financial condition.

The Company’s Activities are subject to Extensive Governmental Regulation and Permitting Requirements

Exploration, development and mining of minerals are subject to extensive federal, provincial and local laws and regulations governing the acquisition of the mining interests, prospecting, development, mining, production, exports, taxes, labour standards, occupational health, waste disposal, toxic substances, land use, environmental protection, mine safety and other matters. No assurances can be given that new rules and regulations will not be enacted or that existing rules and regulations will not be applied in a manner which could have an adverse effect on the Company’s financial position and operations.

These laws and regulations are administered by various governmental authorities including, but not limited to:

(a) the federal government of Canada

-	Canada Customs and Revenue Agency (taxation)
-	Canadian Environmental Assessment Agency, Environment Canada (environmental protection)
-	Natural Resources Canada (land use and conservation)

(b) the government of Ontario

-	MNDM (mineral tenure, development and use)
-	Ministry of Natural Resources (land use and conservation)
-	Ministry of the Environment (environmental protection)
-	Ministry of Finance (taxation)
-	Ministry of Labour (labour rights and relations)

(c) the town of Kirkland Lake, Ontario

-	tax assessment
-	building permitting
-	business licensing

In addition, the current and future operations of the Company, from exploration through development activities and production, require permits, licences and approvals from some of these governmental authorities. The Company has obtained all government licenses, permits and approvals necessary for the operation of its business to date. However, additional licenses, permits and approvals may be required. The failure to obtain any licenses, permits or approvals that may be required or the revocation of existing ones would have a materially adverse effect on the Company, its business and results of operations.

Failure to comply with applicable laws, regulations and permits may result in enforcement actions thereunder, including orders issued by regulatory or judicial authorities requiring the Company’s operations to cease or be curtailed, and may include corrective measures requiring capital expenditures, installation of additional equipment or remedial actions. The Company may be required to compensate those suffering loss or damage by reason of its mineral exploration activities and may have civil or criminal fines or penalties imposed for violations of such laws, regulations and permits. Any such events could have a materially adverse effect on the Company and its business and could result in the Company not meeting its business objectives.

Amendments to current laws, regulations and permits governing operations and activities of mining companies, or more stringent implementation thereof, could have a material adverse impact on the Company and cause increases in capital expenditures or production costs or reduced levels of production at producing properties or require abandonment or delays in development of its mining properties.

Health and Safety

Mining operations generally involve a high degree of risk. Personnel involved in the Company’s operations are subject to many inherent risks, including but not limited to, rock bursts, cave-ins, flooding, fall of ground, electricity, slips and falls and moving equipment that could result in occupational illness, health issues and personal injuries. The Company has implemented various health and safety measures designed to mitigate such risks, including the implementation of improved risk identification and reporting systems across the Company, effective management systems to identify and minimize health and safety risks, health and safety training and the promotion of enhanced employee commitment and accountability, including a fitness for work program which focuses on fatigue, stress, and alcohol and drug abuse. Such precautions, however, may not be sufficient to eliminate health and safety risks and employees, contractors and others may not adhere to the occupational health and safety programs that are in place. Any such occupational health and personal safety issues may adversely affect the business of the Company and its future operations.

Tax Matters

The Company’s taxes are affected by a number of factors, some of which are outside of its control, including the application and interpretation of the relevant tax laws and treaties. If the Company’s filing position, application of tax incentives or similar ‘holidays’ or benefits were to be challenged for whatever reason, this could have a material adverse effect on the Company’s business, results of operations and financial condition.

The Company is subject to routine tax audits by various tax authorities. Tax audits may result in additional tax, interest payments and penalties which would negatively affect the Company’s financial condition and operating results. New laws and regulations or changes in tax rules and regulations or the interpretation of tax laws by the courts or the tax authorities may also have a substantial negative impact on the Company’s business. There is no assurance that the Company’s current financial condition will not be materially adversely affected in the future due to such changes.

Information technology

The Company is reliant on the continuous and uninterrupted operations of its Information Technology (“IT”) systems. User access and security of all IT systems are critical elements to the operations of the Company. Protection against cyber security incidents and cloud security, and security of all of the Company’s IT systems are critical to the operations of the Company. Any IT failure pertaining to availability, access or system security could result in disruption for personnel and could adversely affect the reputation, operations or financial performance of the Company.

The Company’s IT systems could be compromised by unauthorized parties attempting to extract business sensitive, confidential or personal information, corrupting information or disrupting business processes or by inadvertent or intentional actions by the Company’s employees or vendors. A cyber security incident resulting in a security breach or failure to identify a security threat, could disrupt business and could result in the loss of business sensitive, confidential or personal information or other assets, as well as litigation, regulatory enforcement, violation of privacy and security laws and regulations and remediation costs.

Dependency on Various Key Personnel

The Company’s success is dependent upon the performance of key personnel working in management, supervisory or as consultants. The loss of the services of senior management or key personnel could have a materially adverse effect on the Company, its business and results of operations.

Labour Difficulties

Factors such as work slowdowns or stoppages caused by the attempted unionization of operations and difficulties in recruiting qualified miners and hiring and training new miners could materially adversely affect the Company’s business. This would have a negative effect on the Company’s business and results of operations; which might result in the Company not meeting its business objectives

The Company’s workforce is not unionized and currently has sufficient skilled miners to carry on operations. There are currently no material labour shortages with the Company operating near its budgeted manning levels (see “Employees”, above).

The Company’s Activities might suffer Losses from or Liabilities for Risks which are not Insured

Hazards such as unusual or unexpected geological formations and other conditions are involved in mineral exploration and development and mining. The Company may become subject to liability for pollution, cave-ins or hazards against which it cannot insure or against which it may elect not to insure. The payment of such liabilities would have a material, adverse effect on the Company’s financial position and results of operations.

Although the Company maintains liability insurance in an amount which it considers adequate, the nature of these risks is such that liabilities might exceed policy limits, the liabilities and hazards might not be insurable against, or the Company might not elect to insure itself against such liabilities due to high premium costs or other reasons, in which event the Company could incur significant costs that could have a materially adverse effect upon its financial condition and results of operations.

Environmental Protection Requirements

All phases of the Company’s operations are subject to environmental regulation. Environmental legislation is evolving in a manner which will require stricter standards and enforcement, increased fines and penalties for non-compliance, more stringent environmental assessments of proposed projects and a heightened degree of responsibility for companies and their officers, directors and employees. Future changes in environmental regulation could adversely affect the Company’s operations by increasing costs and reducing profitability.

The Company has posted, in accordance with a mine closure plan filed with the MNDM, a letter of credit to secure the costs of rehabilitating the No. 3 shaft of the former Macassa Mine, and three of the four other non-operating mines. See ‘Mineral Projects – Reclamation Bonds and Permits’. Failure to comply with the Company’s mine closure plan would result in some or all of such letter of credit being drawn down and the Company being liable for the cost of such amounts. In addition, it is possible that such letter of credit is not sufficient to secure all of the reclamation costs for which the Company could become liable.

Title to the Company’s Mining Claims and Leases

While the Company has carried out reviews of title to its mining claims and leases, this should not be construed as a guarantee that title to such interests will not be challenged or impugned. The mining claims and leases may be subject to prior unregistered agreements or transfers or native land claims, and title may be affected by undetected defects. The Company has had difficulty in registering ownership of certain titles in its own name due to the demise of the original vendors of such titles when owned by the Company’s predecessors-in-title. Any material title defects would have a materially adverse effect on the Company, its business and results of operations.

The Mining Industry is Speculative and of a High Risk Nature

Mining activities are speculative by their nature and involve a high degree of risk, which even a combination of experience, knowledge and careful evaluation may not be able to overcome. The Company’s drilling activities are an exploratory search for additional gold deposits. Such exploration is subject to the risk that little or no mineralization is discovered or that any deposits discovered are not economical. If this occurs, the Company’s existing gold resources and reserves may not be sufficient to sustain operations for a lengthy period. This will have an adverse effect on the Company’s revenues over the long-term.

The Company’s mining activities are subject to a number of factors beyond its control including intense industry competition and changes in economic conditions, including some operating costs such as electrical power. Its operations are subject to all the hazards normally incidental to exploration, development and production of gold, any of which could result in work stoppages, damage to or loss of property and equipment and possible environmental damage.

There are also risks related to the reliance on the reliability of current and new or developing technology; the reliance on the work performance of outside consultants, contractors, and manufacturers; changes to project parameters over which the Company does not have complete control such as the gold price or labour or material costs; unknown or unanticipated or underestimated costs or expenses; unknown or unanticipated or underestimated additions to the scope of work due to changing or adverse conditions encountered as the mine is refurbished and redeveloped; unexpected variances in the geometry or quality of ore zones; unexpected reclamation requirements or expenses; permitting time lines; unexpected or unknown ground conditions; changes to Mine Life as the result of an unexpected incident or a decline in gold prices or an unexpected rise in costs; unexpected changes to estimated parameters utilized to estimate past timelines, projections, or costs; and liquidity risks.

An adverse change in any one of such factors, hazards and risks would have a material adverse effect on the Company, its business and results of operations. This might result in the Company not meeting its business objectives.

The Company’s Officers and Directors may have Conflicts of Interest

There may be potential conflicts of interest for some of the Company’s officers and directors engaged, or who may become engaged, as officers or directors of other companies in the same business as the Company. See ‘Directors and Officers – Conflicts of Interest’.

MINERAL PROJECTS

For the year ended December 31, 2015, the Company’s material tangible fixed assets (property, plant and equipment) are located at the Mine Complex in Kirkland Lake, Ontario. These assets and the Mine Complex are described below.

FIXED ASSETS – PROPERTY, PLANT AND EQUIPMENT

The facilities at the Macassa Mine Complex consist of a mill and a paste plant, offices, changing facilities, laboratory, warehouse, and mechanical and electrical shops.

The processing plant has been in place since 1988. The mill is a conventional carbon-in-pulp processing facility. Various modifications have been carried out to increase the plant’s rated capacity to 2,200 tpd.

The Macassa Mine Complex has two shafts both currently being used. Service Shaft No. 2 reaches a depth of 4,625 feet below surface, and has a sub-shaft (called a winze down to 6,900 feet), and is used as an airway and secondary escape-way. Production Shaft No. 3 was sunk in 1984 one mile west of Shaft No. 2 to a depth of 7,050 feet. At present the shaft is not operational below the 5725 Level due to significant shaft damage which occurred in 1997. It is equipped with a hoist having a capacity of 3,200 tons per day. A personnel hoist has been added to serve the No. 3 compartment of the No. 3 Shaft to further increase production and improve hoisting capabilities and efficiencies.

MINING PROPERTIES – DESCRIPTION AND LOCATION

The Company’s Kirkland Lake mining properties consist of patented (surveyed) and unpatented (staked and not surveyed) mining claims and crown leases, located near Kirkland Lake, Ontario. From west to east, the past producing properties include the Macassa, Kirkland Minerals, Teck-Hughes, Lake Shore and Wright-Hargreaves properties.

The properties are in eastern Teck Township and western Lebel Township in the district of Timiskaming, Ontario and consist of:

Interest	Number of Claims / Leases	Area (Ha)	Earliest Expiration
Patented claims
Mining Rights Only Mining and Surface Rights Surface Rights Only	61(1) 100 25	860 1,365	N/A N/A
Staked claims	56	1,504	May 2018 (2 claims)
Crown leases	11	306	August 30, 2017 (1 lease)
Total:	253	4,035	–
(1)	The claims do not have an expiry date but to keep them in good standing the Company must make annual ‘Mining Rights tax’ payments as described below in the following table.

To maintain these mining interests in good standing, the following payments, share issuances, and minimum levels of exploration must be carried out, and payment of taxes to the MNDM and town of Kirkland Lake, Ontario and advance royalties to various royalty holders must be made are as follows:
Nature	Amount (C$)
Exploration (annual)	$36,800(1)
Provincial land taxes on mineral interests and mining rights (annual)	9,603
Regional land taxes (annual)	300
Municipal and miscellaneous taxes (annual)	617,354
Advance and minimum royalties (annual)	53,000(2)
TOTAL	$717,057

(1)

The unpatented (staked) claims will not require these exploration expenditures to be incurred until 2018, 2019 and 2020 since previous exploration expenditures on the claims can be carried forward and applied to keep them in good standing until then.

(2)	An advance royalty of $10,000 per year is also payable on the Macassa Property when the Mine is in production from certain claims subject to a royalty in favour of Franco-Nevada Corporation.

Some of the mining interests are subject to a royalty payable to previous owners. The royalties differ depending on the claim and range from net smelter royalties of 1% to 2%, production royalties of $0.10, $0.25, $1.50, $3.00 or $4.00 per ton of ore mined or net profits royalties of 2% to 5% while some claims have a royalty of 1% of gross proceeds from production or a net profit royalty of 20%.

RECLAMATION BONDS AND PERMITS

As part of the permitting process for the development and commercial operation of the Macassa Mine and Lake Shore Mine, the former owner of the Mine Complex, Kinross Gold Corporation, prepared closure plans for both the Macassa and Lake Shore Mines. The MNDM approved the plans in 1999. Financial bonds totalling $2,043,435 for the Macassa Mine ($1,481,795) and the Lake Shore Mine ($561,640) were posted by Kinross with the MNDM. Upon acquisition of the properties from Kinross, the Company assumed responsibility for these bonds and reimbursed Kinross for them.

On February 1, 2008, the Company submitted a Closure Plan Amendment (“CPA”) to the MNDM for the Macassa and Lake Shore properties as well as the Teck-Hughes and Kirkland Mineral properties. A letter of credit of $4,452,597 was arranged to meet the future obligations associated with the CPA. On April 17, 2008, the MNDM returned to the Company $2,275,309 representing the two mine closure bonds (Macassa and Lake Shore), plus accrued interest,assumed from Kinross. By letter dated May 12, 2008, the MNDM advised the Company that the revised mine CPA did not address all of its prescribed requirements and, on September 25, 2008, the Company received the MNDM’s technical comments on the revised plan.

In March 2011, the Company submitted a Certified, Limited Scope CPA dated March 3, 2011 with the principal objective of expanding the closure plan boundary to include the Kirkland Minerals, Teck-Hughes, and then Joint Venture Properties. This CPA was accepted by the MNDM on April 29, 2011. As a result, the Company can conduct advanced exploration or mining on those properties.

The Company retained Golder Associates and Klohn Crippen Berger Consultants to undertake the studies required for the Comprehensive Certified CPA. The financial assurance estimate in the Comprehensive Certified CPA was increased from $4,452,597 to $6,798,424.

First Nation Consultation was a mandatory part of the Comprehensive Certified CPA. Consultation was carried out with the Matachewan First Nation, the Wahgoshig First Nation, and the Wabun Tribal Council. Contact was also made with the Métis Nation of Ontario.

The Comprehensive Certified CPA was reviewed by the Town of Kirkland Lake, the Ministry of Natural Resources, the Ministry of the Environment and the MNDM. The Town of Kirkland Lake did not comment on the CPA. The Ministry of Natural Resources, Ministry of the Environment and the MNDM posed a number of questions. The adequacy of the $6,798,424 financial assurance was raised in these questions. A response to the questions was submitted to the MNDM on May 17, 2012, including reasons why $6,798,424 was adequate. Also included in the response was a commitment to conduct additional studies under progressive rehabilitation. The major study to be carried out was a study of the potential for the Lakeshore Basin to support fish once mining has stopped and the water level is restored to historical levels. This study was completed in March 2013 and submitted to the MNDM.

By letter dated June 6, 2012 from the Director of Mine Rehabilitation, the Comprehensive Certified CPA was filed (accepted). On October 29, 2012, a Notice of Material Change was submitted to the MNDM for the increased mill capacity. The MNDM responded with a request that a Certified Amendment to the Closure plan be submitted. The Certified Amendment was submitted on March 28, 2013 and the Financial Assurance was increased to $6,863,959. On February 4, 2014 the Company was advised by the MNDM that one item was not addressed in the addendum, namely removal of fixed equipment on site. This was addressed to the MNDM by follow up letter and supporting documentation April 25, 2014. The addition of removal of fixed equipment increased the Financial Assurance requirement and as such the amount was increased to $7,052,375.

By letter dated October 27, 2008, the MNDM advised the Company that it also required the Company to describe how and when any hazards on the Wright-Hargreaves Property will be rehabilitated. Neither the Wright Hargreaves Property nor Mine are included in the revised closure plan nor is there any financial assurance for their rehabilitation on deposit with the MNDM. The Company responded by letter dated March 5, 2009 advising that a consultant was retained to assist in the identification of any potential hazards and related rehabilitation obligations. A letter dated June 15, 2011, to the MNDM outlined the rehabilitation plans for Wright Hargreaves. The plans included the inspection of concrete shaft caps and concrete artificial crown pillar caps in 2011 and a geotechnical study of crown pillars to be completed by the end of 2014. The bulk of the geotechnical study has been completed. The study identified that there was one crown pillar that could fail in the short term. This area has been cordoned off and a MNDM certified cap was poured during the week commencing June 24, 2013 to rehabilitate the weak crown. The geotechnical study and rehabilitation of pertinent risks was completed in 2014.

In order to carry out mining and underground diamond drilling in the Mine Complex a dewatering program is ongoing. The Ministry of the Environment has issued the Company a ‘Permit to Take Water’ which allows the Company to pump up to 13,104,000 litres per day from the Mine. This permit is valid until June 7, 2022.

The Company has all necessary permits to carry out its current business and any work proposed to be carried out on its properties. The Company also has the right to carry out exploration on all of its properties provided that, prior to doing so, it gives notice to the surface owners if it does not own the surface rights to such properties.

On March 22, 2010, the Company received an Approval from the Ministry of Environment to increase the height of its current tailings dam to hold an additional 6.1 million tonnes of tailings. The original capacity of the tailings basin was 4.42 million tonnes. This increase allows for operations beyond 2022 at a 2,000 tonne per day milling rate (assuming a yearly availability of 90% and the continued disposal of tailings underground as a component in paste backfill).

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES AND PHYSIOGRAPHY

The town of Kirkland Lake, Ontario (approximate population 9,000) and its immediate surroundings are located within the Canadian Shield and are surrounded by several lakes and swamps. The local vertical relief is limited with Kirkland Lake sitting at 310 metres above mean sea level. The immediate area is dominated by temperate boreal forest.

The annual precipitation in the area is 300 centimetres of snow in the winter and 59 centimetres of rain in the summer. The average temperature ranges from minus 22.8 degrees Celsius in the winter to 23.6 degrees Celsius in the summer.

Kirkland Lake and the Mining Complex are accessible by paved highways. The Mining Complex is located approximately 125 kilometres southeast of Timmins, Ontario which has an all-weather, jet capable airport with frequent scheduled service. Kirkland Lake is serviced by rail and motor coach and has a small airport without scheduled service.

The Company is a large volume electric power user and is directly connected to the Ontario electrical grid. Power is purchased at the wholesale price as determined by the Ontario Independent Electrical System Operator. Ontario’s Electrical grid in the Kirkland Lake area is not constrained. There is a 102 megawatt combined cycle cogeneration facility operated by Algonquin Power in the immediate vicinity of the Company.

Sufficient sources of water are available for the Company’s operations.

HISTORY

In mid-1995 Kinross acquired the Macassa Mine, Lake Shore Mine and the mining properties on which they were situated and the Wright-Hargreaves mining property from Barrick Gold Corporation. Barrick had acquired these mines and properties as part of its take-over of Lac Minerals Ltd. in September, 1994. Kinross acquired the Kirkland Minerals and Teck-Hughes mining properties in 1998. All five of the mining properties acquired by the Company and the formerly producing mines developed thereon are located along a main structure known as the ‘Main Break’ and related subsidiary zones. The first of the five to enter production was the Teck-Hughes Mine in 1917, followed by Lake Shore (1918), Kirkland Minerals (1919), Wright-Hargreaves (1921) and Macassa (1933). The five former mining properties acquired by the Company have the following operating profiles at the time of acquisition:

Mine	Period of Operation	Gold Produced (Ounces)
Macassa	1933 – 1999	3,540,451
Lake Shore	1918 – 1965	8,602,791 (1)
Teck-Hughes	1917 – 1968	3,709,007 (1)
Kirkland Minerals	1919 – 1960	1,172,955
Wright-Hargreaves	1921 – 1965	4,821,296 (1)

(1)	Includes production when owned by Lac Minerals Ltd. (1984 through 1988).

Macassa Mine

Overview

The Macassa Mine was in continuous production from 1933 until operations were suspended in June 1999. The mine was the last of the five major gold mines to cease production. On May 14, 2002 the Company commenced production utilizing the previous infrastructure.

History

The original mine was developed on 11 mining claims by Macassa Mines Ltd. that organized in 1926 and obtained the assets of United Kirkland Gold Mines Ltd. in 1933. In 1962 it combined with Bicroft Uranium Mines Ltd. and Renabie Mines Ltd. to become Macassa Gold Mines Ltd. An amalgamation in November 1970 with Willroy Mines Ltd. and Willecho Mines Ltd. created Little Long Lac Gold Mines, located in Toronto. Upper Canada Mine Ltd. optioned the mining rights from 1970 to 1976. In December 1982, the amalgamation of several companies, including Little Long Lac Gold Mines, created Lac Minerals Ltd. It was during this period that the Tegren Property was added to the original Macassa Property. In September 1994, Barrick successfully took over Lac Minerals Ltd., and Kinross acquired the mine and its properties from Barrick in May 1995.

The first shaft sunk on the property was the 500 foot Elliot shaft developed in the Main Break Zone in the late 1920’s. Mining was unsuccessful and operations halted. In 1931, development westward onto Macassa ground from the 2475 Level of the Kirkland Minerals Mine discovered ore on the Main Break for 700 feet along strike and in subsidiary hangingwall veins. These underground workings were connected with the 3100 foot long No. 1 shaft, and later by two winzes to greater depths. The No. 1 winze connected the 3000 to 4625 Levels and the No. 2 winze the 4625 to 6875 Levels. The No. 2 shaft was sunk from surface to a depth of 4625 feet about 1000 feet southwest of the No. 1 shaft. In 1986, the No. 3 Shaft was sunk from surface (in what had been the Tegren Property) to the 7050 Level and then to a final 7225 Level. Until the mid 1990s this was the deepest single-lift shaft in the Western Hemisphere. The No. 3 Shaft was the most recent access shaft, and gave access to 21 levels from the 3800 to the 7050 Level until 1997. As a result of a rock burst on April 12, 1997, only the levels between the 4250 and 5150 Levels remained active. Exploration development was underway on the 3800 Level when production was halted in 1999. Rehabilitation of levels down to the 5700 Level was in progress prior to closure.

The first mill on the property began operation in October 1933 at a capacity of 200 tons per day. The milling rate was increased to 425 tons per day in 1949 and to 500 to 525 tons per day in 1956. In August 1988 a new mill was built which could process 500 to 600 tons of rock and 750 tons of tailings per day. By 1996, modifications had increased capacity to 900 tons of rock per day and 1,000 tons of tailings per day. When closed in 1999, mill capacity was near 1,600 tons of rock per day, or 600 tons of rock and 1,400 tons of tailings per day. Based on a 2,000 ton per day processing rate the plant tailings impoundment area of the mill has a capacity greater than 10 years. All of the appropriate permits for processing ore through the mill up to a rate of 2,200 tons per day are in place, except the Effluent Treatment Plant, (“ETP”); which is permitted to 1,750 tpd. A permit application for increasing the ETP was submitted in late 2014 and is pending. The Company does not foresee any issues in attaining the revised permit.

Current Operations

See ‘Current and Proposed Exploration and Development’ following.

Lake Shore Mine

Overview

The Lake Shore Mine is located in the centre of the Kirkland Lake camp bounded to the west by the Teck-Hughes mine and to the east by the Wright-Hargreaves mine. Lake Shore was by far the largest gold producer of the five former producing mines producing 8,499,199 ounces at a grade of 0.51 opt in continuous production from 1918 to 1965. This is almost twice the total ounces of gold produced from the neighbouring second highest producer, Wright-Hargreaves, and represents 36% of the total ounces produced from the entire camp. From 1984 to 1988 an additional 103,592 ounces were subsequently recovered from pillars by Lac Minerals Ltd. for a total of 8,602,791 ounces of gold recovered.

Gold was discovered on the property in 1911. From 1914 to 1918 the No. 1 Shaft was developed to 400 feet on the South (No. 1) Vein Zone and 7,464 feet of underground development on Levels at 100, 200, 300, and 400 feet was carried out. A 65 ton mill was installed and milling began in 1918. All work was carried out by Lake Shore Gold Mines Limited.

History

From 1919 to 1965 the mine was eventually serviced by four surface shafts and three internal shafts. The original No. 1 Shaft and its extension were both inactive during the latter years of operations. The No. 4 Shaft, collared at 4325 Level, took the workings to a depth of 8,150 feet.

Underground development was carried out on 57 Levels and, during the life of the mine, totalled 279,238 feet of drifting, 108,317 feet of crosscutting, and 154,547 feet of raising. Milling capacity was gradually increased to a maximum of 2,400 tons per day and production was continuous until the mine closed in July 1965. Ore from the Wright-Hargreaves Mine was treated at the Lake Shore Mill from 1957 until the closure of that mill in March 1965.

High-grade ore material on the bottom levels was being mined when the mine closed. Diamond drilling below these levels indicated that the ore continues and that the Main Break shows no signs of weakening at depth. Relatively low tonnage of ore at deeper levels and difficulties in mining at these extreme depths proved deepening of the mine workings to be uneconomical with the fixed gold prices in the 1960’s.

The Main Break and related sub-parallel structures strike continuously across the Lake Shore Property but are offset by significant post-ore faulting along the Lake Shore fault at the east end of the property. The North, or No. 2 vein, is the most productive and extensive structure at Lake Shore. This structure is continuous from surface down to the 8075 Level and has been traced by diamond drilling for 800 feet below this level. Between the 1200 and 4000 Levels the Main Break branches into several faults.

Mining on the North (No. 2) vein was extensive throughout the mine. Of these zones, the area containing mixed syenite porphyry and augite syenite west of the shaft area from surface to the 5450 Level was most productive. Occasionally sub-parallel veins were mined separately from this vein, but in places the veins are closely spaced and have been stoped together across widths up to 70 feet. Stoping was nearly continuous on the North vein from surface to the 5400 Level where veining weakened considerably and stopped at the 6325 Level.

Another ore shoot continues below this from the 7575 Level to the 8075 Level, the bottom level of the mine. This ore shoot was traced by diamond drilling down to 8,500 Level and showed no signs of weakening. The North vein on the 8075 Level was mined over an 807 foot strike length at an average stoping width of 7.6 feet and an average grade of 0.68 opt.

Current Operations

The mine has been decommissioned.

Kirkland Minerals Mine

Overview

The Kirkland Minerals Mine is near the western end of the five mines bounded to the west by the Macassa Mine and to the east by the Teck-Hughes Mine. A total of 1,172,955 ounces of gold at an average grade of 0.37 opt was mined between 1919 and 1960.

History

The first reported discovery on the property was in 1911. In 1912 the Main Break was discovered. In 1913 a two-compartment shaft (Kirkland Minerals No. 1) was sunk to 80 feet by Kirkland Gold Mines Limited. The No. 1 shaft was deepened in 1915 to 200 feet and a level was established at 175 feet by Beaver Consolidated Mines Limited (under option from Kirkland Lake Gold Mines Limited).

From 1916 to 1918 Kirkland Lake Gold Mining Company Limited (controlled by Beaver Consolidated Mines Limited) deepened the No. 1 shaft to 700 feet and sank another shaft (the No. 2 main shaft) to 500 feet with Levels at 300, 400 and 500 feet. A 150 ton per day mill was installed and production began in 1918.

In the early years of the mine, most gold production came from workings on the Main Break. In 1937 significant production started from the No. 5 vein. The No. 5 vein was a south dipping hangingwall vein structure which was mined as a continuous sheet of ore from the 3475 Level to the 3875 Level along a strike length of 1,200 feet. This vein rolls into the Main Break along a line gently plunging to the west.

Current Operations

The mine has been decommissioned.

Teck-Hughes Mine

Overview

The Teck-Hughes Mine is bounded on the west by the Kirkland Minerals Mine and by Lake Shore Mine to the east. The mine began production in 1917 and had produced 3,688,664 ounces of gold at a recovered grade of 0.38 opt when it ceased operating in 1968. In the latter years of operation the mine relied heavily on lower grade ‘slough ore’ which had caved from the hangingwalls of open stopes. From 1984 to 1988 Lac Minerals Ltd. mined the east boundary pillar area of the Mine which adjoins the Lake Shore Mine, as well as some ore available within the Teck-Hughes Mine accessible from the Lake Shore Ramp. It recovered a further 20,343 ounces for a total of 3,709,007 ounces of gold recovered.

History

In 1911 three claims, which were to form the most important part of the mine, were staked and three neighbouring claims were staked. In 1912 gold was discovered on one of the neighbouring claims. Prospecting and surface trenching was carried out by Teck-Hughes Gold Mines Limited and a 35 foot shaft was sunk.

In 1913 the No. 1 Shaft was sunk to 212 feet and 203 feet of drifting was carried out on the 200 Level. The No. 2 Shaft was sunk to a depth of 75 feet with 500 feet of lateral development on the 75 Level by Teck-Hughes Gold Mines Limited. From 1914 to 1915 the No. 3 Shaft was sunk to 124 feet and an 85 foot winze was developed from the second level. A total of 1,360 feet of lateral development in the No. 1 and No. 3 Shafts were carried out by Nipissing Mining Company (under option from Teck-Hughes Gold Mines Limited).

From 1915 to 1917 the underground workings were dewatered and the No. 3 Shaft was deepened to 400 feet with a winze to 600 feet, and 1,804 feet of lateral development was carried out. In 1917, a 50 ton mill was installed and milling began. This work was completed by Teck-Hughes Gold Mines Limited.

As with the other four mines, the most important structure at the Teck-Hughes mine is the Main Break. This structure and the veins related to it yielded most of the gold in the mine. The mineralized structure was mined as the No. 3 vein from surface to the 6105 Level, the deepest level at the mine. Longitudinal sections reveal that stoping on the No. 3 vein was almost continuous from surface to near the 3000 Level. Diamond drilling defined the Main Break down to 6650 feet but there was insufficient ore to warrant development below the 6105 Level. Grade and production both decreased below 3,000 feet. This decrease in ore with depth has been suggested to be directly related to a decrease in the proportion of augite syenite to syenite porphyry with depth.

Current Operations

The mine has been decommissioned.

Wright-Hargreaves Mine

Overview

The Wright-Hargreaves Mine is located to the east of Lake Shore Mine in the central portion of the five properties. It ranks second to the Lake Shore Mine in terms of gold production and grade, having produced 4,817,680 ounces of gold at a grade of 0.49 opt. From 1984 to 1988 Lac Minerals Ltd. produced an additional 3,616 ounces of gold from the Mine for a total of 4,821,296 ounces of gold.

History

This was the first discovery of gold in the Kirkland Lake Mining Camp, made in 1911. In 1913 a shaft (Wright-Hargreaves No. 1) was sunk to 85 feet with 110 feet of drifting on the 75 Level. From 1916 to 1921 the No. 1 shaft was deepened to 400 feet, No. 2 Shaft to 320 feet, No. 3 Shaft to 425 feet, and a total of 3,900 feet of lateral development took place. In 1921 a mill was constructed and milling started at 175 tons per day.

The mine was developed down to the 8200 Level, the deepest development in the Kirkland Lake Mining Camp. Diamond drilling below the 8200 Level revealed several high-grade intersections persisting several hundred feet below the level. However, the cost to develop these intersections at such deep levels proved to be too high, and mining was not continued.

The Main Break is the most prominent structure crossing the Wright-Hargreaves Property. This structure has been traced as a consistently strong fault, down to the 8100 Level, and by diamond drilling below that level. A significant amount of ore was mined from this structure but most of the tonnage came from the North vein. The North vein branches off the Main Break to the north just to the west of the property boundary with Lake Shore. Stoping on the North vein was extensive to about the 4500 Level and development was to the 6600 Level. Below this level mining was concentrated along ore-bearing fractures of the North vein zone known as the North Heading Vein, North vein, and North D Zone. These veins are typically steeply dipping to the south.

Another significant mineralized structure is the South vein-fault which branches off the south side of the Kirkland Lake fault in the western portion of the mine. As with many of the other mines in the camp there are also numerous veins which branch or splay off the main structures and form along tension fractures in the wedge of ground between major faults.

Most of the ore mined at Wright-Hargreaves was found within syenite porphyry with veins north of the Main Break below the 6600 Level mainly in tuff, greywacke, conglomerate and granite porphyry located in the footwall of the main syenite porphyry plug. The Main Break is located within syenite porphyry throughout the mine. The north veins below the 6600 Level are much less continuous than veins in the upper levels hosted by syenite porphyry.

Current Operations

The mine has been decommissioned.

GEOLOGICAL SETTING

The Abitibi Greenstone Belt

The Mine Complex is located in the 2.75 to 2.67 billion year old Abitibi greenstone belt, which is the world’s largest greenstone belt covering an area of roughly 85,000 square kilometres in north-eastern Ontario and north-western Québec. The Abitibi belt is part of the larger Abitibi Subprovince − a granite-greenstone-gneiss terrain that is located within the south-eastern portion of the Archaean Superior Province. The Abitibi Subprovince is bound in the north by para- and ortho-gneisses of the Opatica Subprovince, to the west by the Kapuskasing Structural Zone, to the east by the faulting and cataclasis of the Grenville Front Tectonic Zone, to the south-west by unconformably overlying sediments of the Huronian Supergroup and Keweenawan volcanics and sediments, and to the south-east by fault contact with Archaean metasediments of the Pontiac Subprovince.

Although outcrop in the Abitibi greenstone belt is limited by a till and clay cover, locally over 100 feet thick, exposure in the Mine Complex is quite good, leading to the first discovery of gold in a surface outcrop in 1911. Surface mapping in the Abitibi Subprovince has been supplemented by geophysical surveys showing broad regional negative magnetic and positive gravity expressions in areas where the surface geology consists of greenstone belts and tonalitic plutons, and similar broad regional positive magnetic and negative gravity anomalies in areas of granitic plutons.

Geological Properties Comprising the Macassa Mine Complex

To the north and south of the Macassa Mine Complex are massive and pillowed mafic volcanic rocks which have been subdivided into the Blake River and Kinojevis Groups. To the north the volcanic rocks of the Blake River Group are profoundly unconformably overlain by the alkalic volcanic and sedimentary rocks known as the Timiskaming Group.

Numerous alkaline sills intrude the Timiskaming sediments. They consist of alkali-feldspar syenite, augite syenite as well as quartz-monzonite porphyry. In general terms, these units are known as feldspar porphyry (or syenite porphyry) as it is difficult to estimate modal percentages of primary plagioclase and alkali feldspar in the ground mass.

A series of alkali-feldspar syenite and quartz-monzonite (feldspar porphyry) plutons with differing phases of composition intrude the central and south limb of the synclinorium. The Otto and Murdock Creek Stocks are examples. Another pluton, the Lebel Stock, is entirely syenitic and may be the core intrusive of the alkaline volcanic rock assemblage.

There are a number of key structural features within the Macassa Mine Complex. The major regional zone of accommodation is known as the ‘Larder Lake Break’ or more regionally the ‘Cadillac-Larder Lake Break’ and has been traced for over 300 kilometres along strike. This complex structural feature has been traced to the east through the Larder Lake-Virginiatown area (Kerr-Addison Mine) and into Québec through Rouyn-Noranda, Cadillac, Val d’Or and terminates near Louvicourt at the Grenville Front. The Larder Lake Break continues westward under Huronian sediments and appears in the Matachewan area some 50 kilometres away. The Larder Lake Break is a broad zone of intense shearing and polyphase ductile deformation which represents the zone of structural accommodation between the proto-continent to the south and the main mass of volcanics to the north. One of the more colourful lithofacies in the Timiskaming assemblage of rocks and situated partly in the Larder Lake Break is a zone of extremely altered ultramafic volcanic rocks and associated massive and bedded carbonate up to several hundred feet thick and locally sufficiently rich in gold to constitute ore (such as the Kerr-Addison Mine). Characteristic green fuchsite is often associated and is mined locally in the Kirkland Lake area as a decorative stone in large panels. The Larder Lake Break generally strikes near east-west and dips sub-vertically. Folding is polyphase but is homogeneously distributed, creating all scales of interference patterns locally within the Timiskaming. In the Kirkland Lake area, known plunges are mostly steep and to the west south west at about 60 degrees. The thickest part of the syenite sill, with which most of the significant gold mineralization is associated, plunges the same way.

MINERALIZATION

All of the properties are contiguous and very similar in nature to mineralization found on the ’04 and Main Break of the former Macassa property.

Mineralization is intimately associated with the Main Break and the '04 Break which generally strike to the northeast and dip steeply to the south. The Main Break and various related branches play host to most of the gold mineralization in the camp in quartz-rich zones adjacent to the faults and in related hangingwall and footwall quartz veins. At the east end of the camp there are an increasing number of branches and splays off the strong main branch. These faults act to dissipate and lessen overall fault displacement which, based on pre-ore lithological relationships, is of a reverse nature (south side up). The overall displacement is rotational and has been calculated to be near 1,500 feet at the west end of the camp, and near 350 feet at the east end. To the west end of the camp, a fault sub-parallel to the Main Break, known as the '04 Break, hosts most of the ore at the Macassa Mine Complex. At least some movement on the Main Break post-dates the Matachewan diabase dyke swarm.

Exploration by the Company has discovered mineralized structures trending from oblique to near perpendicular to the Main Break and the '04 Break and significant ore-grade mineralization in the SMC located from 520 to 2,500 feet south of the workings that is parallel, but at a shallower dip (generally 30 to 45 degrees). In the SMC, the ore is primarily pyrite-hosted, controlled by faults, and located in various rock types, with an affinity to contacts.

A series of later cross-faults have displaced the various lithological structures and mineralization in Kirkland Lake. The two most significant of these late faults are the Amikougami Creek Fault and the Lake Shore Fault. Both faults strike near north-south and are sub-vertical. The vertical displacement of these faults is not well known.

The area surrounding the Macassa Mine Complex is underlain by sedimentary and volcanic rocks of the Archaean Timiskaming Group. These rocks are several kilometres thick and trend to the east. They flank and are nearly parallel to the strike of the Larder Lake Break. They unconformably overlie pre-Timiskaming, pillowed and massive, volcanic rocks belonging to the ‘Abitibi Supergroup’ which include the Blake River Group volcanics and the predominantly tholeiitic Kinojevis Group. Although these pre-Timiskaming volcanics are ubiquitous in the surrounding district, they have not been encountered in any of the workings at the Macassa Mine Complex.

Intruded into the Timiskaming sedimentary and volcanic rocks is a composite syenitic sill that is broadly centred on the town of Kirkland Lake. The long axis of the stock is roughly parallel to the strike of the Timiskaming rocks and dips steeply to the south. The three main components of the syenitic stock and related dykes are augite syenite, felsic syenite, and syenite porphyry. These intrusive rocks are host to an important part of the ore at the Macassa Mine Complex.

The youngest rocks at other than mineralization, are a few Matachewan diabase dykes.

MINERAL RESERVES AND RESOURCES ESTIMATES

The reserve and resource estimates are as at December 31, 2014, and were prepared by the Company’s Exploration Manager, Stewart Carmichael, P. Geo., and audited and verified by the Company’s independent reserve and resource engineer, Glenn R. Clark, P. Eng., of Glenn R. Clark & Associates Limited. Both are ‘qualified persons’ under NI 43-101. Stewart Carmichael also verified the data disclosed, including sampling, analytical and test data underlying such estimates and approved the following disclosure of such reserves and resources.

Resources are exclusive of Reserves

MINERAL RESERVES

	Proven				Probable				Proven & Probable
Zone	Tons	Grade	Grade	Au	Tons	Grade	Grade	Au	Tons	Grade	Grade	Au
	(000's)	opt	g/t	(000's)	(000's)	opt	g/t	(000's)	(000's)	opt	g/t	(000's)
'04 & Main Break	545	0.43	14.7	236	583	0.48	16.5	278	1,128	0.46	15.8	514
South Mine Complex	346	0.51	17.5	177	1,120	0.69	23.7	773	1,467	0.65	22.3	949
Mine Complex	891	0.46	15.8	412	1,703	0.62	21.3	1,051	2,595	0.56	19.2	1,463

MINERAL RESOURCES

	Measured				Indicated				Measured & Indicated
Zone	Tons	Grade	Grade	Au	Tons	Grade	Grade	Au	Tons	Grade	Grade	Au
	(000's)	opt	g/t	(000's)	(000's)	opt	g/t	(000's)	(000's)	opt	g/t	(000's)
'04 & Main Break	1063	0.40	13.7	430	1148	0.42	14.4	483	2,211	0.41	14.1	913
South Mine Complex	33	0.37	12.7	12	1377	0.67	23.0	917	1,410	0.66	22.6	929
Near Surface Target	-	-	-	-	330	0.34	11.7	112	330	0.34	11.7	112

Property Wide	1106	0.4	13.7	447	3,096	0.52	17.8	1,599	4,202	0.49	16.8	2,047

	Inferred
Zone	Tons	Grade	Grade	Au
	(000's)	opt	g/t	(000's)
04 & Main Break	485	0.41	14.1	201
South Mine Complex	1,358	0.65	22.3	876
Near Surface Target	100	0.42	14.4	42
Property Wide	2,114	0.56	19.2	1,777

Notes: Columns may not add due to rounding. Macassa Mine Complex reserves include the ’04 & Main Break and the SMC.

Property Wide resources include the ’04 & Main Break, SMC, Near Surface Target, as well as other peripheral resources blocks (such as the Lakeshore Ramp).

The Company is not aware of any metallurgical, environmental, permitting, legal, title, taxation, socio-political, marketing or other issue that may materially affect its estimate of mineral resources and reserves.

Refer to the technical report dated May 22, 2015, as prepared by Glenn R. Clark & Associates, for methods behind the calculation of reserves and resources, and all accompanying notes as filed on SEDAR at www.sedar.com, or on the Company’s website at www.klgold.com.

CURRENT AND PROPOSED EXPLORATION AND DEVELOPMENT

Development

The Company is currently carrying out a number of developments to the Macassa Mine Complex, including:

•	Underground improvements to the ventilation system.
•	Rehabilitation and extension of several levels for exploration.
•	Development of a main haulage ramp to serve the lower parts SMC as well as the ’04 and Main Break mineralization.
•	Extensions to the paste fill system, including drilling of back-up paste fill holes.
•	Development of the 5400 level in the SMC including associated infrastructure such as haulage truck load-outs, refuge station, and battery charging bays in order to bring additional stoping areas on line.
•	Development of the 5600 level.
•	Development of the main haulage ramp to the 5700 level.
•	Construction of an ore pad at the Mill complex.

Exploration

2015 Stub Year

The Company’s 2015 exploration program focused its efforts on underground drilling and drifting, and delineation of the SMC. The total program consisted of 50,700 feet of underground exploration drilling and 128,000 feet of surface drilling utilizing two underground drills and four to five surface drills. An additional 86,300 feet of definition drilling was completed on the ’04 Break and SMC targets.

2016 Financial year

For Fiscal 2016, the Company plans to continue its exploration efforts on underground drilling, drifting, and delineation of the SMC. The proposed underground exploration budget is C$2.4 million which will include an estimated 120,000 feet of drilling. Underground exploration drilling of the SMC will be carried out by two drills with a third drill testing the `04 Break from the 4250 Level.

The Company also plans on continuing its regional surface drilling program during Fiscal 2016 to include 160,000 feet of diamond drilling testing for mineralization associated with the Amalgamated and Main Breaks. The proposed surface exploration program is estimated at C$7.5 million.

Security of Samples

To ensure the validity and integrity of samples taken by the Company it re-assays pulps and takes second cuts on rejects at a second recognized lab. As well, blank (non-mineralized) core samples are inserted within core samples from mineralized zones to check for potential contamination. Core is handled by one person only, after being split and bagged securely.

Quality Control and Qualified Person

The results of the Company’s exploration programs have been reviewed, verified (including sampling, analytical and test data) and compiled by the Company’s geological staff (which includes a ‘qualified person’, Stewart Carmichael, P.Geo., the Company’s Regional Exploration Manager, under NI 43-101). Mr. Carmichael has also approved the disclosure in this AIF of such exploration results. As the Regional Exploration Manager of the Company, Mr. Carmichael is not considered independent.

The Company has implemented a quality control program to ensure sampling and analysis of all exploration work is conducted in accordance with the best possible practices. To ensure consistent quality, the drill core is sawn in half with half of the core samples shipped to Swastika Laboratories in Swastika, Ontario. The other half of the core is retained for future assay verification. Gold analysis is conducted by fire assay using atomic absorption or gravimetric finish. The laboratory re-assays at least 10% of all samples and additional checks may be run on anomalous values. Blank cores are added in the midst of mineralized zones to check for potential contamination. Pulps and rejects are routinely sent to Polymet Labs in Cobalt, Ontario for check analysis.

MINING OPERATIONS

Mining Methods

The mining methods used are described above under ‘Description of the Company’s Business –Production and Services’.

Metallurgical Process

Gold from the previously mined portions of the properties is quartz vein hosted. It is fine grained, free gold, usually accompanied by 1 to 3% pyrite and sometimes associated with molybdenite and tellurides of lead, gold, gold-silver, silver, nickel and mercury. The gold is non-refractory and free-milling and responds well to cyanidation. Recoveries are in the range of 95 to 97%.

The ore recently discovered to the south of the properties is found in predominately sulphide hosted gold zones. The gold recoveries are similar to the quartz vein hosted ore.

Production Forecast

The Company sold 102,597 ounces of gold during the eight month Stub Year period ended December 31, 2015. For the year ended December 31, 2016, the Company has provided initial gold production guidance of between 260,000 and 310,000 ounces. The Company expects to refine this forecast before the end of April 2016, and provide updated guidance at that time.

Markets & Contracts for Sale

The Company markets the doré produced from its Kirkland Lake operations through direct sales to the gold bullion industry, including Asahi Holdings Inc., Canadian Imperial Bank of Commerce, Hong Kong and Shanghai Banking Company Holdings plc (HSBC) Bank Canada and Auramet Trading LLC.

Environmental Conditions

For a description of the environmental conditions under which the Company operates see “Description of the Company’s Business – Environmental Protection” and ”– Reclamation Bonds and Permits” above.

Taxes

The Company estimates that the annual taxes on its operations, other than income taxes and goods and services taxes, are as follows:

Description	Amount (C$)
Provincial land taxes on mineral interests and mining rights	9,603
Regional land taxes	300
Municipal and miscellaneous taxes	617,354
Total	627,257

On October 31, 2013, the Company received US$50 million in connection with the FNV Royalty. On February 20, 2014, a sales tax reassessment by the CRA determined the US$50.0 million royalty payment received in October 2013 should have been subject to HST. The Company paid $7.3 million in sales taxes penalties and interest and has filed a Notice of Objection in respect of this determination.

To date, the Company has received $3.5 million from FNV and expects to receive the balance of the sales tax amount owing in due course, pending resolution of the matter. The Company is hopeful that the $450,000 in penalties and interest will be recovered in full if the Notice of Objection which was filed on March 10, 2015, is successful.

Mine Life

The mine life is currently estimated at approximately 14 years.

DESCRIPTION OF CAPITAL STRUCTURE

GENERAL

The Company’s authorized capital consists of an unlimited number of Common Shares. The Common Shares do not have a par value. All of the issued Common Shares are fully paid and non-assessable. The Company does not currently pay a dividend and does not intend to do so in the near term.

Each Common Share is entitled to one vote at all annual meetings of shareholders. There are no provisions for exchange, conversion, exercise, redemption or retraction attached to the Common Shares. All Common Shares participate equally in any dividends declared, and upon dissolution or winding-up of, the Company. The Company also has outstanding options exercisable for Common Shares and outstanding Debentures convertible into Common Shares.

CONSTRAINTS

There are no constraints imposed on the ownership of the Company’s securities to ensure that it meets a required level of Canadian ownership.

RATINGS

None of the Company’s securities have received a rating from a rating organization.

MARKET FOR SECURITIES

The Common Shares are traded on the TSX under the symbol “KGI”. The Debentures also trade on the TSX under the symbols “KGI.DB” for the 6% and “KGI.DB.A”, for the 7.5% .

TRADING PRICE AND VOLUME

During the Company’s last completed financial year being May 1, 2015 to December 31, 2015, the monthly price range and volume of trading of the Common Shares on the TSX was as follows:

Month	High (C$)	Low (C$)	Avg. Volume
December, 2015	5.09	4.60	367,300
November, 2015	5.57	4.51	303,200
October, 2015	6.15	5.48	408,900
September, 2015	6.00	4.85	358,700
August, 2015	5.99	4.62	318,600
July, 2015	5.61	4.49	351,700
June, 2015	6.59	5.53	269,900
May, 2015	6.88	5.78	478,600

The Company issued $57.5 million aggregate principal amount of 6% Debentures on July 19, 2012 and $69 million aggregate principal amount of 7.5% Debentures on November 7, 2012. In April 2015, the Company announced the NCIB for the 6% Debentures and 7.5% Debentures.

During the Stub Year ended December 31, 2015, the Company repurchased for cancellation $0.1 million of the 6% Debentures and $6.9 million of the 7.5% Debentures.

The Debentures are listed on the TSX and their monthly price range and volume of trading during the last completed financial year are as follows:

Month	6% Debentures			7.5% Debentures
	High (C$)	Low (C$)	Avg. Volume	High (C$)	Low (C$)	Avg. Volume
December, 2015	97	95.2	2300	97.5	97	2930
November, 2015	97	95.26	800	97.44	97	620
October, 2015	99	95.1	1020	98	95	2470
September, 2015	96.5	95	1770	96.51	96.49	28150
August, 2015	97.76	95.99	1330	98.11	95	2840
July, 2015	98	95	3750	98.25	96.5	10170
June, 2015	99	96	1450	97.51	96	1490
May, 2015	98.5	95	5010	99.01	95.75	81600

PRIOR SALES

During the eight month period ended December 31, 2015, the Company granted 648,000 stock options. Details of the options granted during the Stub Year are as follows:

Grant Date	Options Granted	CAD$	Expiry Date
May 2, 2015	48,000	5.92	May 2, 2020
August 7, 2015	200,000	4.96	August 7, 2020
December 15, 2015	400,000	4.76	December 15, 2020

ESCROWED SECURITIES & SECURITIES SUBJECT TO CONTRACTUAL RESTRICTIONS ON TRANSFER

To the Company’s knowledge, no securities of the Company are held in escrow or are subject to contractual restrictions on transfer.

DIRECTORS AND OFFICERS

NAME, OCCUPATION AND SECURITY HOLDING

The following table sets forth the name, province or state of residence, position held with the Company and principal occupation of each person who was a director or an executive officer of the Company as at December 31, 2015.

Name, Province or State & Country and Position	Director/Officer Since	Principal Occupation for the Past Five Years	Number of Common Shares Beneficially Held	Percentage of Common Shares Beneficially Held(6)
COOPER, Barry R.(1)(2)(4) Ontario, Canada Director	October 22, 2014	Retired Mining Equities Analyst Former gold analyst with CIBC (1996-2013), Director, Central Fund of Canada Limited (November 2015 to present)	5,000	0.006%
ING, Perry (5) Ontario, Canada Chief Financial Officer	November 2, 2015	Chief Financial Officer of the Company Goldcorp (2003 to 2005); former Financial Consultant of Barrick Gold Corporation (2005 to 2008); former Chief Financial Officer of McEwen Mining Inc.	4,500	0.005%
KLESSIG, Pamela J. (1) (2)(3)(4) Nevada, U.S.A. Director	April 26, 2011	Certified Professional Geologist Former director of Concordia Resource Corp (TSX-V) Formerly President & Chief Executive Officer of Concordia Resource Corp. (February 2005 to December 2010)	5,000	0.006%
OGILVIE, George O.(5) Ontario, Canada Chief Executive Officer & Director	November 18, 2014	President and Chief Executive Officer of the Company; Chairman (since January 2014) of Rambler Metals & Mining PLC; President & Chief Executive Officer of Rambler Metals & Mining PLC. (2008 – 2014)	5,000	0.006%

Name, Province or State & Country and Position	Director/Officer Since	Principal Occupation for the Past Five Years	Number of Common Shares Beneficially Held	Percentage of Common Shares Beneficially Held(6)
OLSON, Barry P.(2)(4) Arizona, U.S.A. Director	October 22, 2014	Mining Executive and Director, Professional Engineer Senior Vice President, Project Development of Goldcorp Inc. (August 2006 – October 2013)(Retired)	5,000	0.006%
PARR, Jeffrey S. (1)(2)(3) Ontario, Canada Director	October 22, 2014	Chartered Professional Accountant, CA Chief Financial Officer, Centerra Gold Inc. (since 2008)	5,000	0.006%
SPROTT, Eric S. Ontario, Canada Chairman of the Board & Director	February 20, 2015	Chairman of the Board, Sprott Inc. Formerly Chief Investment Officer, Sprott Inc. and Senior Portfolio Manager, Sprott Asset Management (until January 20, 2015)(Retired)	7,641,700	9.47%
STEWART, Christopher A.(5) Ontario, Canada Vice President, Operations	June 5, 2014	Vice President Operations of the Company President, Chief Executive Officer and Director of Liberty Mines Inc. (May 2011 – June 2013); Manager, Shaft Projects of BHP Billiton (April 2010 – May 2011), Professional Engineer	1,000	0.001%
WAGNER, Jennifer L.(5) Ontario, Canada Corporate Legal Counsel and Corporate Secretary	July 20, 2015	Corporate Legal Counsel and Corporate Secretary of the Company. Former legal counsel and corporate secretary for various TSX and TSX-V listed mining companies (2008 to 2015), Lawyer	Nil	n/a
WHITTAKER, Dawn P.(1)(3) Ontario, Canada Director	January 16, 2012	Lawyer, Senior Partner, Norton Rose Fulbright Canada LLP (since 2002); formerly a Partner of McCarthy Tetrault LLP (1994 – 2000)	5,700	0.007%

(1)	Members of the Audit Committee of which Jeffrey Parr is the Chair. See Schedules ‘A’ and ‘B’ for particulars of the Audit Committee’s charter and information related to the Audit Committee.
(2)	Members of the Compensation Committee of which Pamela J. Klessig is Chair.
(3)	Members of the Nominating and Governance Committee of which Dawn Whittaker is Chair.
(4)	Members of the Health, Safety and Environmental Committee of which Barry Olson is Chair.
(5)	Members of the Disclosure Committee of which George Ogilvie is Chair.
(6)	Based on the issued and outstanding common shares of the Company as at December 31, 2015, being 80,954,117.

Subsequent to the Stub Year ended December 31, 2015, Michael Churchill was appointed as a director of the Company effective January 26, 2016. Effective February 16, 2016, the Company appointed Mr. Doug Cater, P.Geo., as the Vice President Exploration and Mr. Keyvan Salehi, P.Eng., MBA, as the Vice President, Corporate Development and Technical Services, respectively.

All directors hold office until the next annual meeting of shareholders or until they resign. Upon resignation, a successor may be appointed by the Board of Directors. Directors may be removed by a special resolution of shareholders whereupon a successor may be elected by shareholders or appointed by the Board of Directors.

Based on the disclosure available on the System for Electronic Disclosure by Insiders (SEDI), the directors and executive officers of the Company at December 31, 2015, as a group beneficially own, directly or indirectly, or have control or direction over an aggregate of 7,677,900 Common Shares representing approximately 9.48% of the Company’s issued and outstanding common shares as at December 31, 2015.

CEASE TRADE ORDERS

None of the directors or executive officers of the Company are, or within the previous 10 years have been, a director, chief executive officer or chief financial officer of any issuer that was the subject for a period of more than 30 consecutive days of a cease trade or similar order or an order that denied the issuer access to any exemptions under securities legislation:

(i)	while the director or executive officer was a director, chief executive officer or chief financial officer of that issuer,

(ii)

after the director or executive officer ceased to be a director, chief executive officer or chief financial officer of the issuer but which resulted from an event while the director or executive officer was a director, chief executive officer or chief financial officer of that issuer, except as follows:

BANKRUPTCIES

None of the directors or executive officers of the Company or, to its knowledge, shareholders holding sufficient Common Shares to materially affect the control of the Company:

(i)

are, or within the previous 10 years have been, a director or executive officer of any issuer that, while acting in such capacity or within one year of ceasing to so act, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold its assets, or

(ii)

has, within the previous 10 years, become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or become subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold their assets.

PENALTIES AND SANCTIONS

None of the directors or executive officers of the Company or, to the Company’s knowledge, shareholders holding sufficient Common Shares to materially affect the control of the Company have been subject to:

(i)

any penalties or sanctions proposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or

(ii)	any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

CONFLICTS OF INTEREST

Certain officers and directors of the Company are officers and directors of, or are associated with, other natural resource companies that acquire interests in mining properties. Such associations may give rise to conflicts of interest from time to time. The directors are required by law to act honestly and in good faith with a view to the best interest of the Company and its shareholders and to disclose any personal interest which they may have in any material transaction which is proposed to be entered into with the Company and to abstain from voting as a director for the approval of any such transaction.

LEGAL PROCEEDINGS

The Company is not a party to, nor is any of its property the subject of, any material legal proceedings and no such proceedings are known to the Company to be contemplated.

REGULATORY ACTIONS

The Company has not:

(i)	had any penalties or sanctions imposed against it by a court relating to securities legislation or by a securities regulatory authority during the last financial year, or

(ii)	had any other penalties or sanctions imposed by a court or regulatory body against it that would likely be considered important to a reasonable investor in making an investment decision, or

(iii)	entered into any settlement agreements with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

INTEREST OF MANAGEMENT AND OTHERS IN MATERIAL TRANSACTIONS

No director or executive officer of the Company, no person or company that is the beneficial owner of, or who exercises control or direction over, directly or indirectly, more than 10% of any class or series of the Company’s outstanding voting securities and no associate or affiliate of any of such persons or companies has any material interest, direct or indirect, in any transaction within the three most recently completed financial years or during the current financial year that has materially affected or is reasonably expected to materially affect the Company.

TRANSFER AGENTS AND REGISTRAR

The Company’s registrar is and transfer agent is Computershare Trust Company of Canada of Toronto, Ontario.

MATERIAL CONTRACTS

The following material contracts of the Company were entered into within the most recently completed financial year, or before the most recently completed financial year but are still in effect as at the date of the AIF:

1.

Agreement of Purchase and Sale dated March 27, 2012 between the Company and Osisko (formerly Queenston) pursuant to which the Company agreed to purchase from Osisko various properties jointly owned by them for $60 million and, after 1.3 million ounces of gold have been produced from such properties, a royalty of $15 per ounce of gold for the next 1 million ounces produced and $20 per ounce thereafter.

2.	Indenture dated as of July 19, 2012 between the Company and Computershare Trust

Company of Canada (the “Trustee”) providing for the creation and issuance of the 6%

Debentures as supplemented by a Supplemental Indenture made as of November 7, 2012 between the Company and the Trustee providing for the creation and issuance of the 7.5% Debentures;

3.

Royalty Agreement dated October 31, 2013 between the Company and Franco-Nevada Company, pursuant to which the Company received US$50 million for a 2.5% net smelter return royalty on production from the Company’s properties including the Macassa Gold Mine; and

4.

Arrangement Agreement dated November 16, 2015 entered into between the Company and St Andrew Goldfields, pursuant to which the Company acquired all of the issued and outstanding common shares of St Andrew Goldfields in accordance with the Plan of Arrangement.

INTERESTS OF EXPERTS

NAMES OF EXPERTS

The following persons, firms and companies are named as having prepared or certified a report, valuation statement or opinion described or included in a filing, or referred to in a filing, made under National Instrument 51-102 Continuous Disclosure Obligations by the Company during, or relating to, its most recently completed financial year and whose profession or business gives authority to the report, valuation statement or opinion made by the person, firm or company.

Name	Description
KPMG LLP Chartered Accountants	Independent Auditor; Audit Report dated July 8, 2015 with respect to the financial statements as at April 30, 2015 and April 30, 2014 and for the years ended April 30, 2015 and April 30, 2014
Glenn R. Clark, P. Eng. Glenn R. Clark & Associates (independent from the Company)	Reserve & Resource Report Author; Report dated May 22, 2015 and titled Review of Resources and Reserves of Macassa Mine, Kirkland Lake, Ontario at January 1, 2015.
Stewart Carmichael, P.Geo Manager of Exploration	“Qualified Person” as defined in NI 43-101. Reviewed, verified and compiled the Company’s exploration programs including sampling, analytical and test data. As the Manager of Exploration, Mr. Carmichael is not considered independent.
Chris Stewart, P.Eng VP, Operations	“Qualified Person” as defined in NI 43-101. Reviewed, verified and oversees production and operations of the mine and milling facility. As the VP Operations of the Company, Mr. Stewart is not considered independent.

INTERESTS OF EXPERTS

To the Company’s knowledge, none of the other experts named in the foregoing section had, at the time they prepared or certified such report, valuation statement or opinion, received after such time or will receive any registered or beneficial interest, directly or indirectly, in any securities or other property of the Company or any of its associates or affiliates.

KPMG LLP has advised the Company that it is independent of the Company within the meaning of the relevant rules and related interpretations prescribed by the relevant professional bodies in Canada and any applicable legislation or regulation.

None of such experts nor a director, officer or employee of such experts is or is expected to be elected, appointed or employed as a director, officer or employee of the Company or of any associate or affiliate of the Company.

ADDITIONAL INFORMATION

Additional information, including directors’ and officers’ remuneration and indebtedness, principal holders of the Company’s securities and securities authorized for issuance under equity compensation plans, is contained in the Company’s Management Information Circular for its most recent annual meeting of shareholders.

Additional financial information is provided in the Company’s financial statements and Management Discussion & Analysis (MD&A) for its most recently completed financial year, both of which are filed on SEDAR. See Schedules ‘A’ and ‘B’ for particulars of the Audit Committee’s charter, its members and related matters.

Other additional information relating to the Company may be found on SEDAR at www.sedar.com.

SCHEDULE ‘A’

AUDIT COMMITTEE INFORMATION

COMPOSITION OF THE AUDIT COMMITTEE

For the year ended December 31, 2015, the Audit Committee consisted of four directors. The following table sets out their names and whether they are ‘independent’ and ‘financially literate’.

Name of Member	Independent (1)	Financially Literate (2)
Jeffrey Parr (Chair)	Yes	Yes
Barry Cooper	Yes	Yes
Pamela J. Klessig	Yes	Yes
Dawn Whittaker	Yes	Yes

(1)

To be considered to be independent, a member of the Committee must not have any direct or indirect ‘material relationship’ with the Company. A material relationship is a relationship which could, in the view of the Board of Directors of the Company, reasonably interfere with the exercise of a member’s independent judgement.

(2)

To be considered financially literate, a member of the Committee must have the ability to read and understand a set of financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of the issues that can reasonably be expected to be raised by the Company’s financial statements.

RELEVANT EDUCATION AND EXPERIENCE

The education and experience of each audit committee member that is relevant to the performance of his/her responsibilities as an audit committee member and, in particular, any education or experience that would provide the member with:

(a)	an understanding of the accounting principles used by the Company to prepare its financial statements;

(b)	the ability to assess the general application of such accounting principles in connection with the accounting for estimates, accruals and reserves;

(c)

experience preparing, auditing, analyzing or evaluating financial statements that present a breadth and level of complexity of accounting issues that are generally comparable to the breadth and complexity of issues that can reasonably be expected to be raised by the Company’s financial statements, or experience actively supervising one or more persons engaged in such activities; and

(d)	an understanding of internal controls and procedures for financial reporting, is as follows:

Name of Member	Education	Experience
Jeffrey Parr (Chair)	M.B.A., McMaster University (1982) B.A., University of Western Ontario (1979) CPA,CA (1984)	Chief Financial Officer of Centerra Gold Inc. (2008 – present); Vice President, Finance of Centerra Gold Inc. (2006 – 2008); Chief Financial Officer and Director, Shared Services of Hatch Acres Inc. (1997 – 2006). Member of the Canadian Institute of Chartered Professional Accountants, Financial Executives International and the Institute of Chartered Professional Accountants of Ontario. Former member of the Board of Directors of the Mining Association of Canada.
Barry Cooper	M.B.A., University of Saskatchewan (1990) BSc. Earth Science, University of Waterloo (1975)	Director, Central Fund of Canada Limited (November 2015 to present), Director, Executive Director, Managing Director of CIBC Mining Equities Research (1996 – 2013); Geologist, Project Geologist, District Manager of Cameco (1979 – 1996)
Pamela Klessig	B.A. Geology (1978), Western State College Gunnison, Colorado	Certified Professional Geologist; Director and formerly President and CEO, Director, Member of Audit Committee of Concordia Resource Corp (TSX-V) during which time she served for three years on the Audit Committee; Former stock broker and Financial Advisor for four years with AG Edwards.
Dawn Whittaker	B.A., Queen’s University (1983), LL.B., Queen’s University (1986), Called to the Bar 1988 (Ontario) and 1992 (British Columbia)	Lawyer, Senior Partner, Norton Rose Fulbright Canada LLP (since 2002); member of the Canadian Cancer Society, Ontario Division Nominating and Governance Committee (2010-2013); member of the Canadian Investor Relations Institute's (CIRI) Issues Committee (2008 to 2010); member of the Ontario Securities Commission’s Continuous Disclosure Advisory Committee (2006 – 2008); Partner, McCarthy Tetrault LLP (1994 – 2000); Law and Business Instructor, University of Toronto School of Continuing Studies (1986-1992)

RELIANCE ON CERTAIN EXEMPTIONS

Since the commencement of the Company’s most recently completed financial year, the Company has not relied on any of the exemptions set out in National Instrument 52-110 Audit Committees.

AUDIT COMMITTEE OVERSIGHT

Since the commencement of the Company’s most recently completed financial year, there has not been a recommendation of the Audit Committee to nominate or compensate an external auditor that was not adopted by the Company’s Board of Directors.

PRE-APPROVAL POLICIES AND PROCEDURES

The Audit Committee reviews and pre-approves all audit-related and any non-audit related services. One or more independent members of the Committee may give such pre-approval to the auditor to perform non-audit services if notice of such pre-approval is subsequently presented to the Audit Committee’s next scheduled meeting for ratification and is ratified by the Committee.

EXTERNAL AUDITOR SERVICE FEES (BY CATEGORY)

The following table discloses the fees billed to the Company by its external auditor during the last two financial years:

Financial Year Ending	Audit Fees (1)	Audit Related Fees (2)	Tax Fees (3)	All Other Fees (4)
December 31, 2015	$225,000			$120,000
April 30, 2015	$250,000		$49,970
April 30, 2014	$ 155,000	$0	$0	0

(1)	The aggregate fees billed for audit services.
(2)

The aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit or review of the Company’s financial statements and which are not disclosed in the ‘Audit Fees’ column. The services provided were in respect of the Company’s internal controls.

(3)	The aggregate fees billed for tax compliance, tax advice, and tax planning services.
(4)	The aggregate fees billed for professional services other than those listed in the other three columns.

SCHEDULE ‘B’

AUDIT COMMITTEE CHARTER

Kirkland Lake Gold Inc. (the “Company”) shall fulfill its corporate governance obligations by complying with the applicable requirements set out in the Company’s constating documents and established under laws and regulations of general application. The Audit Committee (the “Committee”) of the Board of Directors (the “Board”) of the Company is a key component to the fulfillment of the applicable obligations. Accordingly, this Charter describes the constitution, authority, mandate and responsibilities of the Committee.

CONSTITUTION & AUTHORITY

The Committee shall consist of not less three directors appointed by the Board. Each member of the Committee must be ‘independent’ and ‘financially literate’ as required by National Instrument 52-110 Audit Committees, applicable securities legislation and related requirements.

Given that the auditor is appointed by, and is accountable to, the Company’s shareholders, the Board is elected by the Company’s shareholders to oversee and guide the Company’s business and the Committee has been appointed as representatives of the Board, the auditor shall report directly to the Committee.

MANDATE

The Company’s management is responsible for preparing the Company’s financial statements and other financial information and for presenting the information contained in the financial statements fairly and in accordance with International Financial Reporting Standards (“IFRS”). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The auditor’s responsibility is to audit the Company’s financial statements and provide its opinion, based on its audit conducted in accordance with generally accepted auditing standards, whether the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Company in accordance with IFRS.

The role of the Committee is principally one of oversight. Accordingly, the Committee shall:

1.	make recommendations to the Board regarding the appointment, retention and level of compensation of the Company’s external auditor (the “auditor”);

2.	approve, in advance, all non-audit services provided to the Company by the auditor and the related compensation;

3.	evaluate the work of the auditor and confirm its independence;

4.	provide a means of communication between the Board, management and the auditor on matters relating to financial reporting;

5.	provide the necessary oversight over:

	(a)	the integrity, adequacy and timeliness of the Company’s financial reporting and disclosure practices, including the preparation of financial statements;

	(b)	the processes for identifying the Company’s principal financial risks and the control systems to monitor those risks;

	(c)	the Company’s compliance with legal and regulatory requirements related to financial reporting; and

6.	perform any other activities consistent with its mandate, the Company’s constating documents and laws of general application as the Committee or Board deems necessary or desirable.

RESPONSIBILITIES

In performing its oversight responsibilities, the Committee shall:

1.	review and assess, on an on-going basis, the adequacy of its mandate and recommend any proposed changes to the Board for approval;

2.

monitor, on an on-going basis, the independence of the auditor by reviewing all relationships between the auditor and the Company and all non-audit work performed for the Company by the auditor and the Committee or a member thereof shall pre- approve all non-audit services to be provided to the Company or a subsidiary by the auditor;

3.	review and approve the Company’s hiring policies regarding partners, employees and former partners and employees of the auditor and any former auditor;

4.	review with the auditor and management the annual plan for the audit of the financial statements before commencement of the work;

5.

review with the auditor the results of the auditor’s work and any problems or difficulties that were encountered, including any disagreements between the Company’s management and the auditor regarding financial reporting, and assess management’s responses thereto;

6.

review with management and the auditor the annual audited financial statements and ‘Management Discussion and Analysis’ reports, before filing or distribution, including matters requiring review pursuant to laws and regulations of general application;

7.

review with management (or ensure that the Board does so) the quarterly unaudited financial statements and ‘Management Discussion and Analysis’ reports, before filing or distribution, including matters required to be reviewed under laws and regulations of general application;

8.	review with management the annual budget, and any required interim adjustments, including the assumptions (for reasonableness, accuracy and timeliness), for recommendation to the Board;

9.	review with management, as appropriate, news releases and any other form of disclosure containing earnings and other material financial information;

10.

satisfy itself that adequate procedures are in place for the review of the Company’s public disclosure of financial information extracted or derived from its financial statements, other than the public disclosure referred to in paragraphs 5 and 6, and must periodically assess the adequacy of those procedures;

11.	review with management and the auditor the adequacy and effectiveness of the Company’s accounting and financial controls and the adequacy and timeliness of its financial reporting processes;

12.

review with management and the auditor the quality and appropriateness of the Company’s financial reporting and accounting standards and principles and significant changes to those standards or principles or in their application, including key accounting decisions affecting the financial statements, alternatives thereto and the rationale for decisions made;

13.	review with management and the auditor the treatment and disclosure of significant related party transactions and potential conflicts of interest;

14.	review with management the risk of frauds within the operations or financial reporting and consider the actions taken by management and the systems implemented to address these risks;

15.	ensure that adequate procedures are in place for the receipt, retention and treatment of:

•	complaints regarding accounting, financial disclosure, internal controls or auditing matters; and
•	confidential, anonymous submission by employees regarding questionable accounting, auditing and financial reporting and disclosure matters;

16.

examine the process for identifying, categorizing, evaluating and mitigating the Company’s principal risks and the potential impact or consequences they might have, individually or compounded, on the sustainability of the Company, as well as measures available to ensure the latter, and report to the Board, members of which shall use their reasonable efforts to ensure the adequacy of the oversight of management and that management duly carries out its required functions;

17.	review the appointment of the Company’s Chief Financial Officer and any other key financial executives involved in the financial reporting process; and

18.

conduct or authorize investigations into any matter that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain, at the Company’s expense, independent counsel, accountants or other advisors to assist it in the conduct of any investigation.